Exhibit 99.1

Execution Copy

Arrangement Agreement

GOLDCORP INC.

- and -

EXETER RESOURCE CORPORATION

March 28, 2017

TABLE OF CONTENTS

Article 1
INTERPRETATION

1.1	Definitions	1
1.2	Currency	13
1.3	Interpretation Not Affected by Headings	13
1.4	Knowledge	13
1.5	Extended Meanings, Etc.	13
1.6	Date of any Action	13
1.7	Schedules	13

Article 2
THE ARRANGEMENT

2.1	The Arrangement	14
2.2	Implementation Steps by the Company	14
2.3	Implementation Steps by the Purchaser	16
2.4	Interim Order	16
2.5	Circular	17
2.6	Court Proceedings	19
2.7	Dissenting Exeter Shareholders	19
2.8	List of Securityholders	20
2.9	Securityholder Communications	20
2.10	Payment of Share Consideration	20
2.11	U.S. Securities Law Matters	20
2.12	Adjustment to Share Consideration Regarding Distributions	21
2.13	Withholding Taxes	22
2.14	U.S. Tax Matters	22

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company	22
3.2	Representations and Warranties of the Purchaser	48
3.3	Survival of Representations and Warranties	53

Article 4
COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business	53
4.2	Access to Information	59
4.3	Covenants of the Company Regarding the Arrangement	59
4.4	Covenants of the Purchaser Regarding the Performance of Obligations	61
4.5	Mutual Covenants	62
4.6	Covenants Related to Regulatory Approvals	62
4.7	Employment Agreements; Exeter Options	63
4.8	Indemnification and Insurance	64

4.9	Reorganization	65

Article 5
ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals	66
5.2	Expenses and Termination Fee	71

Article 6
TERMINATION

6.1	Termination	73
6.2	Void upon Termination	74
6.3	Notice and Cure Provisions	75

Article 7
CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent	75
7.2	Additional Conditions Precedent to the Obligations of the Company	76
7.3	Additional Conditions Precedent to the Obligations of the Purchaser	77

Article 8
GENERAL

8.1	Notices	78
8.2	Assignment	79
8.3	Benefit of Agreement	79
8.4	Time of Essence	79
8.5	Public Announcements	80
8.6	Governing Law; Attornment; Service of Process	80
8.7	Entire Agreement	80
8.8	Amendment	80
8.9	Waiver and Modifications	81
8.10	Severability	81
8.11	Mutual Interest	82
8.12	Further Assurances	82
8.13	Injunctive Relief	82
8.14	No Personal Liability	82
8.15	Counterparts	82

Schedule A	Form of Plan of Arrangement
Schedule B	Arrangement Resolution

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of March 28, 2017

BETWEEN

GOLDCORP INC.,

a corporation incorporated under the laws of the Province of Ontario (the “Purchaser”)

- and -

EXETER RESOURCE CORPORATION,

a corporation incorporated under the laws of the Province of British Columbia (the “Company”).

WHEREAS the Purchaser proposes to acquire all of the outstanding securities of the Company pursuant to the Arrangement (as defined herein), as provided in this Agreement;

AND WHEREAS the Exeter Board (as defined herein) has unanimously determined that the Arrangement is fair, from a financial point of view, to the Exeter Shareholders (as defined herein) and that the Arrangement is in the best interests of the Company and has unanimously resolved, subject to the terms of this Agreement, to recommend that the Exeter Shareholders vote in favour of the Arrangement Resolution (as defined herein);

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

Article 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser: (i) that is entered into in accordance with Section 5.1(c) hereof; and (ii) that contains confidentiality restrictions that are not less favourable to the Company than those set out in the Confidentiality Agreement, and (iii) that contains a standstill provision on terms that are not more favourable to such third party than the terms of Section 11 of the Confidentiality Agreement are to the Purchaser;

“Acquisition Agreement” has the meaning ascribed thereto in Section 5.1(e);

“Acquisition Proposal” means, at any time, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by any person or group of persons of Exeter Shares (or securities convertible into or exchangeable or exercisable for Exeter Shares) representing 20% or more of the Exeter Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Exeter Shares); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of the Company or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of the Company and/or any interest in one or more of its subsidiaries (including shares or other equity interest of subsidiaries) that are or that hold a Material Property or that individually or in the aggregate constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries (taken as a whole) based on the financial statements of the Company most recently filed prior to such time as part of the Public Disclosure Record (or any lease, license, royalty, joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by this Agreement; or (d) any transaction or agreement which could reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“Agreement” means this Agreement (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof, together with the Exeter Disclosure Letter;

“Annual Financial Statements” means the audited consolidated financial statements of the Company as at, and for the years ended, December 31, 2016 and December 31, 2015 including the notes thereto;

“Arrangement” means an arrangement under the provisions of Section 288 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.8 of the Arrangement Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Exeter Shareholders at the Exeter Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B hereto;

“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

“Change of Recommendation” has the meaning ascribed thereto in Section 6.1(c)(i);

“Circular” means the notice of meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent to the Exeter Shareholders in connection with the Exeter Meeting, including any amendments or supplements thereto;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“commercially reasonable efforts” with respect to any Party means the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any material liability or obligation;

“Company” means Exeter Resource Corporation;

“Confidentiality Agreement” means the confidentiality agreement dated March 6, 2017 between the Company and the Purchaser;

“Consideration Shares” means the Purchaser Shares to be issued pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which the Company, or any of its subsidiaries, is a party or by which the Company, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“CSA” means the Canadian Securities Administrators;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Exeter Shares for the Share Consideration in connection with the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Dissenting Exeter Shareholder” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Employee Plans” means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of the Company other than benefit plans established pursuant to statute;

“Employment Agreements” means the employment agreements, consulting agreements and other agreements listed in Section 3.1(bb) of the Exeter Disclosure Letter;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource);

“Environmental Approvals” means all permits, certificates, licences, consents, orders, grants, instructions, registrations, directions, approvals or other authorizations issued or required by any Governmental Authority pursuant to any Environmental Law;

“Environmental Laws” means Laws aimed at or relating to reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources and inhabitants and/or indigenous people; management, treatment, storage, disposal or control of, or exposure to Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, including ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

“Exeter Board” means the board of directors of the Company;

“Exeter Budget” means the Company budget for the first and second calendar quarters of 2017 and attached to Section 1.1 of the Exeter Disclosure Letter;

“Exeter Diligence Information” means the documents provided or made available to the Purchaser by the Company as posted on https://scotiacapital.securevdr.com or as otherwise provided to the Purchaser by the Company, prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement;

“Exeter Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to and accepted by the Purchaser contemporaneously with the execution of this Agreement;

“Exeter Meeting” means the special meeting of the Exeter Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Exeter Optionholder” means a holder of one or more Exeter Options;

“Exeter Options” means, at any time, options to acquire Exeter Shares granted pursuant to the Stock Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Exeter Properties” has the meaning ascribed thereto in Section 3.1(t)(i);

“Exeter Securityholders” means, together, the Exeter Shareholders and the Exeter Optionholders;

“Exeter Senior Management” means each of the Co-Chairman, the President and Chief Executive Officer, the Chief Financial Officer and VP Development and Operations;

“Exeter Shareholder” means a holder of one or more Exeter Shares;

“Exeter Shares” means the common shares without par value in the capital of the Company;

“Fair Market Value” means the volume weighted average trading price of the Exeter Shares on the TSX for the five trading day period immediately prior to the Effective Date;

“Fairness Advisor” means Paradigm Capital Inc., the financial advisor to the Special Committee;

“Fairness Advisor Fairness Opinion” means the opinion of Fairness Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications as set forth therein, the Share Consideration to be received by the Exeter Shareholders under the Arrangement is fair, from a financial point of view, to the Exeter Shareholders;

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications as set forth therein, the Share Consideration to be received by the Exeter Shareholders under the Arrangement is fair, from a financial point of view, to the Exeter Shareholders;

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, and setting forth any necessary language for reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Financial Advisor” means Scotia Capital Inc., financial advisor to the Exeter Board;

“Financial Statements” means the Annual Financial Statements;

“Frankfurt Exchange” means the Deutsche Börse AG Regulated Unofficial Market of the Frankfurt Stock Exchange;

“Governmental Authority” means any foreign or domestic multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, bureau, commission, board or authority of any government, governmental body, governmental or public department, central bank, foreign investment authority, quasi-governmental or private body (including the TSX, NYSE MKT, Frankfurt Exchange or any other stock exchange) exercising any statutory, regulatory, expropriation, environmental or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Hazardous Substances” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them, waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, mutation or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair the natural environment, the health or life of any individual, property or plant or animal or organic life;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board (or any successor institute) in effect from time to time;

“Indemnified Parties” has the meaning ascribed thereto in Section 4.8(a);

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court as contemplated by Section 2.2(b), after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Exeter Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Company directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Company, and any subsidiary of any such entity;

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, right of way, title limit, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Litigation” has the meaning ascribed thereto in Section 4.1(m);

“Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has had or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise) or financial condition of the Company and its subsidiaries, taken as a whole or on the Material Property, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general political, credit, economic or financial or capital market conditions including with respect to interest or currency exchange rates;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any changes in the price of copper or gold, or both;

(e)	any generally applicable changes in IFRS;

(f)	any action taken by Exeter or its subsidiaries at Purchaser’s request, or any other action taken by any Party as required by this Agreement; or

(g)	a change in the market price of the Exeter Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (c) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Company and its subsidiaries taken as a whole or disproportionately adversely affect the Company and its subsidiaries taken as a whole in comparison to other persons who operate in the copper and gold mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” has the meaning ascribed thereto in Section 3.1(aa)(i);

“material fact” has the meaning attributed to such term under the Securities Act;

“Material Property” means the Caspiche Project, as described in the Technical Report;

“MD&A” means the management discussion and analysis filed in conjunction with the Financial Statements and included in the Public Disclosure Record;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning attributed to such term under the Securities Act;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means the NYSE MKT LLC;

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement;

“Outside Date” means June 30, 2017 or such later date as may be agreed to in writing by the Parties;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 4.9;

“Proceedings” has the meaning ascribed thereto in Section 3.1(q);

“Public Disclosure Record” means all documents filed by or on behalf of the Company on the System for Electronic Document Analysis Retrieval (“SEDAR”) since January 1, 2015 and prior to the date hereof that are publicly available on the date hereof;

“Purchaser” means Goldcorp Inc.;

“Purchaser Annual Financial Statements” means the audited financial statements of the Purchaser as at, and for the years ended, December 31, 2016 and December 31, 2015 including the notes thereto;

“Purchaser Disclosure Record” means all documents filed by or on behalf of the Purchaser on SEDAR since January 1, 2016 and prior to the date hereof that are publicly available on the date hereof;

“Purchaser Incentive Plans” means the stock option plan as approved by the shareholders of the Purchaser on May 1, 2014, and amended by the Board of Directors of the Purchaser effective April 28, 2016 and the restricted share unit plan of the Purchaser, as approved by the shareholders of the Purchaser on May 1, 2014 and April 28, 2016;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Registrar” means the person appointed as the Registrar of Companies under section 400 of the BCBCA;

“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities;

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters, Environmental Laws and Hazardous Substances;

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors);

“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws and the U.S. Exchange Act, the U.S. Securities Act and any other applicable United States state securities Laws;

“Share Consideration” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Special Committee” means the special committee of independent directors established by the Exeter Board in connection with the transactions contemplated by this Agreement;

“Stock Option Plan” means the Incentive Stock Option Plan of the Company most recently approved by Exeter Shareholders on June 7, 2016;

“subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Superior Proposal” means a bona fide Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of this Agreement by a third party or parties acting jointly (other than the Purchaser and its affiliates) that did not result from a breach of Article 5 and which or in respect of which:

(a)	the Exeter Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is superior to the Exeter Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.1(f));

(b)	is made available to all of the Exeter Shareholders on the same terms and conditions;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)	is not subject to any due diligence condition; and

(e)	the Exeter Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

“Superior Proposal Notice Period” has the meaning ascribed thereto in Section 5.1(f)(ii);

“Support Agreements” means the voting and support agreements dated March 28, 2017 and made between the Purchaser and the Supporting Exeter Shareholders and other voting and support agreements that may be entered into after the date hereof by the Purchaser and other shareholders of the Company, which agreements provide that such shareholders shall, among other things, vote all Exeter Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Exeter Shares;

“Supporting Exeter Shareholders” means those officers and directors of the Company who have entered into Support Agreements;

“Surviving Corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise);

“Tax” or “Taxes” means any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan and any other pension plan contributions or premiums) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not, including any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of the Law;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“Technical Report” means the technical report titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacana Region, Chile” with an effective date of April 30, 2014;

“Termination Fee” has the meaning ascribed thereto in Section 5.2(b);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.2(a);

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended and the rules and regulations promulgated by the SEC thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated by the SEC thereunder; and

“U.S. Treasury Regulations” means the treasury regulations under the Code.

1.2	Currency

Except where otherwise specified, all references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4	Knowledge

Any reference in this Agreement to the “knowledge” of the Company, means to the knowledge and information of the Exeter Senior Management after making due inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of the Purchaser, means to the knowledge and information of the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development after making due inquiry regarding the relevant matter.

1.5	Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

1.6	Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.7	Schedules

The following are the Schedules to this Agreement:

Schedule A     -     Form of Plan of Arrangement

Schedule B     -     Arrangement Resolution

Article 2

THE ARRANGEMENT

2.1	The Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. From and after the Effective Time, the transactions to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement. Each of the Company and the Purchaser shall deliver at the closing of the Arrangement such customary certificates (including “bring down” certificates), resolutions and other closing documents, as may be required by the other Party, acting reasonably, to be effective as of the Effective Time. Such closing documents shall be exchanged by the Parties in escrow on the date immediately prior to the Effective Date.

2.2	Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will:

(a)	subject to compliance with applicable Securities Laws, immediately after the execution of this Agreement, or such later time prior to the next opening of markets in Toronto as is agreed to by the Company and the Purchaser, issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.3(a)(i), which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b)	as soon as reasonably practicable after the execution of this Agreement and in any event, not later than April 20, 2017, apply to and have the hearing for the Interim Order before, the Court pursuant to Section 291 of the BCBCA for the Interim Order in a manner and form acceptable to the Purchaser, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(c)	lawfully convene and hold the Exeter Meeting in accordance with the Interim Order, the Company’s notice of articles and articles and applicable Laws, as soon as reasonably practicable after the Interim Order is issued and, subject to this Section 2.2, in any event, not later than May 31, 2017, for the purpose of having the Exeter Shareholders consider the Arrangement Resolution, and will not, unless the Purchaser otherwise consents in writing, adjourn, postpone or cancel the Exeter Meeting or propose to do any of the foregoing except:

(i)	for an adjournment as required for quorum purposes or by applicable Law; or

(ii)	as required under Section 5.1(h) or Section 6.3 or as otherwise permitted by this Agreement;

provided, however, that, if the Exeter Meeting is scheduled to occur during a Superior Proposal Notice Period, the Company may, and upon the request of the Purchaser, the Company shall, adjourn or postpone the Exeter Meeting to (i) a date specified by the Purchaser that is not earlier than eight Business Days after the date on which the Exeter Meeting was originally scheduled to be held, or (ii) if the Purchaser does not specify such date to the eighth Business Day after the date on which the Exeter Meeting was originally scheduled to be held;

(d)	subject to the terms of this Agreement, solicit from the Exeter Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Purchaser’s consent) to hinder or delay the Arrangement Resolution and the completion of the transactions contemplated by this Agreement including, if so requested by the Purchaser, using the services of proxy solicitation agents, consulting with the Purchaser in the selection and retainer of any such proxy solicitation agent and reasonably considering the Purchaser’s recommendation with respect to any such agent, and cooperating with any persons engaged by the Purchaser, to solicit proxies in favour of the approval of the Arrangement Resolution, recommend to all Exeter Shareholders that they vote in favour of the Arrangement Resolution, and take all other actions that are reasonably necessary or desirable to obtain the approval of the Arrangement by the Exeter Shareholders, and (i) permit the Purchaser to assist and participate in all calls and meetings with such proxy solicitation agent, (ii) provide the Purchaser with all information, distributions or updates from the proxy solicitation agent, (iii) consult with, and consider any suggestions from, the Purchaser with regards to the proxy solicitation agent, and (iv) consult with the Purchaser and keep the Purchaser apprised, with respect to such solicitation and other actions;

(e)	advise the Purchaser as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Exeter Meeting, as to the aggregate tally of the proxies and votes received in respect of the Exeter Meeting and all matters to be considered at the Exeter Meeting;

(f)	promptly provide the Purchaser with any notice relating to the Exeter Meeting and allow Representatives of the Purchaser to attend the Exeter Meeting; and

(g)	subject to obtaining such approvals as are required by the Interim Order, as reasonably practical and, in any event, within three Business Days after the Exeter Meeting, apply to the Court pursuant to Section 291 of the BCBCA for the Final Order, and thereafter proceed with such application and diligently pursue obtaining the Final Order, and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will do so after prior notice to, and in consultation and cooperation with, the Purchaser.

2.3	Implementation Steps by the Purchaser

Subject to the terms of this Agreement, the Purchaser will cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order and, subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 hereof (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date.

2.4	Interim Order

The application referred to in Section 2.2(b) shall, unless the Company and the Purchaser otherwise agree, include a request that the Interim Order provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Exeter Meeting and for the manner in which such notice is to be provided;

(b)	for the record date for the purposes of determining the Exeter Shareholders entitled to receive notice of and vote at the Exeter Meeting (which date shall be fixed and published by the Company in consultation with the Purchaser);

(c)	for the calling and holding of the Exeter Meeting for the purpose of considering the Arrangement Resolution;

(d)	that the Exeter Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval by the Court;

(e)	that the record date for the Exeter Shareholders entitled to receive notice of and to vote at the Exeter Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Exeter Meeting unless required by applicable Laws;

(f)	that the requisite and sole approval of the Arrangement Resolution will be (i) 66⅔% of the votes cast on the Arrangement Resolution by Exeter Shareholders present in person or represented by proxy at the Exeter Meeting voting together as a single class; and (ii) if required under Applicable Law, a simple majority of the votes cast by Exeter Shareholders on the Arrangement Resolution excluding the votes for Exeter Shares held or controlled by “related parties” and “interested parties” as defined under MI 61-101;

(g)	that in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters shall apply with respect to the Exeter Meeting;

(h)	that the Parties intend to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and exchange of the Consideration Shares issued pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to Exeter Shareholders following a hearing of the Court to give approval of the Arrangement of which the Exeter Shareholders were given adequate notice advising them of their right to attend the hearing;

(i)	for the grant of Dissent Rights to the Exeter Shareholders who are registered holders of Exeter Shares as contemplated in the Plan of Arrangement;

(j)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order and in particular, that in the event any materials are filed indicating an intention to oppose the granting of the Final Order, the Company may adjourn the hearing of the Final Order to a date not later than one month from the date otherwise set for the hearing of the Final Order; and

(k)	that, in all other respects, the terms, restrictions and conditions of the constating documents of the Company shall apply in respect of the Exeter Meeting;

and, subject to the consent of the Company (such consent not to be unreasonably withheld or delayed) the Company shall also request that the Interim Order provide for such other matters as the Purchaser may reasonably require.

2.5	Circular

(a)	Subject to the Purchaser complying with Section 2.5(d), the Company will, in consultation with the Purchaser:

(i)	as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Circular together with any other documents required by the BCBCA and other applicable Laws in connection with the approval of the Arrangement Resolution by the Exeter Shareholders at the Exeter Meeting; and

(ii)	as soon as reasonably practicable after the issuance of the Interim Order, cause the Circular to be sent to the Exeter Shareholders in compliance with the accelerated timing contemplated by National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” and filed as required by the Interim Order and applicable Laws.

(b)           The Company shall ensure that the Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Circular (including with respect to any information incorporated therein by reference) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Purchaser) and will provide the Exeter Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Exeter Meeting.

(c)           The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Circular. The Company will provide legal counsel to the Purchaser with a reasonable opportunity to review and comment on all drafts of the Circular and other documents related thereto prior to filing the Circular with applicable Governmental Authorities and printing and mailing the Circular to the Exeter Shareholders and will give reasonable consideration to such comments. All information relating solely to the Purchaser included in the Circular shall be provided by the Purchaser in accordance with Section 2.5(d) and shall be in form and content satisfactory to the Purchaser, acting reasonably, and the Circular will include a copy of the Fairness Advisor Fairness Opinion and the Fairness Opinion and a statement that the Exeter Board has unanimously determined that the Arrangement is fair, from a financial point of view, to the Exeter Shareholders, and it is in the best interests of the Company and the unanimous recommendation of the Exeter Board that the Exeter Shareholders vote in favour of the Arrangement Resolution and the rationale for that recommendation and a statement that each director and officer of the Company intends to vote all Exeter Shares held by him or her in favour of the Arrangement Resolution.

(d)           The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may be required to be included in the Circular pursuant to applicable Laws and any other documents related thereto. The Purchaser shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial or other expert information in its possession or under its control required to be included in the Circular and to the identification in the Circular of each such advisor.

(e)           The Company and the Purchaser will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Circular or any other document referred to in Section 2.5(d) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

(f)           The Company shall keep the Purchaser fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities in connection with the Circular.

2.6	Court Proceedings

The Company will provide the Purchaser and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give reasonable consideration to such comments. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase or change in the consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making reasonable submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. The Company will also provide the Purchaser on a timely basis with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. In the event that any materials are filed opposing the grant of the Final Order, the Company will, at the request of the Purchaser, adjourn the hearing of the Final Order in accordance with the provisions of the Interim Order or, if no such provision is made in the Interim Order or the parties otherwise agree, as determined by the parties and the Court.

2.7	Dissenting Exeter Shareholders

The Company will give the Purchaser prompt notice of receipt of any written notice of any dissent or purported exercise by any Exeter Shareholder of Dissent Rights, any withdrawal of such a notice, and any other instruments served pursuant to Dissent Rights and received by the Company. The Company shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice or instrument unless the Purchaser, acting reasonably, shall have given its written consent.

2.8	List of Securityholders

Upon the reasonable request from time to time of the Purchaser, the Company will provide the Purchaser with lists (in both written and electronic form) of the registered Exeter Shareholders and Exeter Optionholders, together with their addresses and respective holdings of Exeter Shares and Exeter Options, as applicable, lists of the names and addresses and holdings of all persons having rights (other than the Exeter Options) issued or granted by the Company to acquire or otherwise related to Exeter Shares and lists of non-objecting beneficial owners of Exeter Shares and participants in book-based nominee registers (such as CDS & Co. and DTC), together with their addresses and respective holdings of Exeter Shares. The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Exeter Securityholders, information regarding beneficial ownership of Exeter Shares and lists of holdings and other assistance as the Purchaser may reasonably request.

2.9	Securityholder Communications

The Company and the Purchaser agree to cooperate in the preparation of formal presentations, if any, to any Exeter Shareholders or other securityholders of the Company regarding the Arrangement, and the Company agrees to consult with the Purchaser in connection with any formal meeting with Exeter Shareholders or other securityholders of the Company or analysts that it may have, provided, however, that the foregoing shall be subject to the Company’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules and if the Company is required to make any such disclosure, it shall use its commercially reasonable efforts to give the Purchaser a reasonable opportunity to review and comment thereon prior to its dissemination.

2.10	Payment of Share Consideration

The Purchaser will, following receipt by the Company of the Final Order and the approvals listed in Section 7.1(c), deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient certificates representing Purchaser Shares to satisfy the aggregate Share Consideration payable pursuant to the Plan of Arrangement (other than payments to Exeter Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.11	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares issued pursuant to Arrangement will be issued by the Purchaser and the Company, as the case may be, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and pursuant to exemptions from applicable securities laws of any state of the United States. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	pursuant to Section 2.4(g) the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Interim Order;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the Arrangement to the Exeter Shareholders, subject to the Arrangement;

(d)	the Company will ensure that each person entitled to receive the Share Consideration pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	each person entitled to receive the Share Consideration will be advised that the Consideration Shares issued to such Exeter Shareholder pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act and pursuant to exemptions under applicable securities laws of any state of the United States;

(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Exeter Shareholders;

(g)	the Interim Order approving the Exeter Meeting will specify that each Exeter Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) of the U.S. Securities Act; and

(h)	the Final Order shall include a statement to substantially the following effect:

(i)	“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Purchaser or the Company pursuant to the Plan of Arrangement.”

2.12	Adjustment to Share Consideration Regarding Distributions

If on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution to the Exeter Shareholders of record as of a time prior to the Effective Time, the Purchaser shall make such adjustments to the Share Consideration as it determines acting in good faith to be necessary to restore the original agreement of the parties in the circumstances and corresponding adjustments will be made to Section 3.1 of the Plan of Arrangement. For greater certainty, if the Company takes any of the actions referred to above, the aggregate Share Consideration to be paid by the Purchaser shall be decreased by an equivalent amount.

2.13	Withholding Taxes

The Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Exeter Shareholder or Exeter Optionholder under the Plan of Arrangement (including any payment to Dissenting Exeter Shareholders) such amounts as the Company, the Purchaser or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign Tax Law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Exeter Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

2.14	U.S. Tax Matters

For United States federal income tax purposes, the Parties intend to adopt this Agreement and the Plan of Arrangement as a plan of reorganization. Each Party shall use its commercially reasonable efforts to cause the transactions contemplated by this Agreement to qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code and will use commercially reasonable efforts to avoid taking any action that would cause the reorganization not to qualify as a reorganization in accordance with Section 368(a)(1)(B) of the Code. Each of the Parties shall report the transactions contemplated by this Agreement as a “reorganization” within the meaning of Section 368(a) of the Code (to the extent that the transaction is reportable under the Code) and shall not take any position that is contrary to such treatment, unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding the foregoing, neither the Purchaser nor the Company makes any representation, warranty or covenant to any other Party or to any Exeter Securityholder, any Exeter Shareholder or other holder of Exeter securities or Purchaser securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

Article 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

Except as specifically disclosed in the Exeter Disclosure Letter (which shall make reference to the applicable section in respect of which such qualification is being made, but shall apply against any representations or warranties to which it is reasonably apparent it should relate), the Company represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Qualification. The Company has been duly incorporated and validly exists and is in good standing under the BCBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Company is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary. The Exeter Diligence Information includes complete and correct copies of the constating documents of the Company, as amended to the date of this Agreement. The Exeter Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the Exeter Shareholders, the Exeter Board and each committee of the Exeter Board, excluding any minutes (or portion thereof) of the Exeter Board in relation to this Agreement, and the Company has not taken any action to amend or supersede such documents.

(b)	Subsidiaries.

(i)	The Company does not have any subsidiaries except: (i) Sociedad Contractual Minera Eton Chile, incorporated and existing under the Laws of Chile; (ii) Sociedad Contractual Minera Retexe Chile, incorporated and existing under the Laws of Chile; (iii) Minera Goldeye Chile Limitada, incorporated and existing under the Laws of Chile; and (iv) Eton Mining Corp., incorporated and existing under the Laws of British Columbia.

(ii)	Except as set out in Section 3.1(b)(ii) of the Exeter Disclosure Letter, the Company is the legal, beneficial and registered owner of all of the issued shares of each of the subsidiaries and none of the subsidiaries has any outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any of its shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares or other securities of the subsidiaries. All of the issued and outstanding shares in the capital of each of the subsidiaries have been duly authorized and validly issued and are fully-paid and non-assessable and all such shares are owned free and clear of all Liens of any kind or nature whatsoever and are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares.

(iii)	Each of the subsidiaries is duly incorporated, validly existing and in good standing under the Laws of the jurisdictions of its incorporation and each has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on.

(iv)	Each of the subsidiaries is duly qualified and validly holds all applicable Permits and rights to carry on business as is now being carried on in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary.

(v)	The Exeter Diligence Information includes complete and correct copies of the constating documents of each of the subsidiaries, as amended to the date of this Agreement. The Exeter Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders of the subsidiaries, the board of directors of the subsidiaries and each committee thereof, excluding any minutes (or portion thereof) in relation to this Agreement. The Exeter Diligence Information includes complete and correct copies of all titles, contracts, rights, Liens and other relevant information regarding the assets of the Company and its subsidiaries.

(c)	Other than the shares which the Company owns in the subsidiaries and as set out in Section 3.1(c) of the Exeter Disclosure Letter, neither the Company nor any of its subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither the Company nor any of its subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither the Company nor any of its subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

(d)	Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of the Exeter Shareholders of the Arrangement Resolution, the Interim Order and the Final Order as contemplated in Section 2.2) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Exeter Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or the completion by the Company of the Arrangement or, subject to obtaining the approval of the Exeter Shareholders of the Arrangement Resolution, the Interim Order and the Final Order as contemplated in Section 2.2, the completion by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(e)	Required Approvals. Except as set out in Section 3.1(e) of the Exeter Disclosure Letter, no authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company for the execution and delivery by the Company of this Agreement or, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement or the ability of the Company to conduct operations at the Material Property, including, without limitation, under Chilean anti-trust Laws, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order; and

(iii)	such filings and other actions required under applicable Securities Laws and the rules and policies of the TSX and NYSE MKT as are contemplated by this Agreement.

(f)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(e), the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)	conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(a)           any Law applicable to it or any of its properties or assets;

(b)           its notice of articles or articles or any other agreement or understanding with any party holding an ownership interest in the Company; or

(c)           any license or registration or any agreement, contract or commitment, written or oral, which the Company or any subsidiary is a party to or bound by or subject to;

(ii)	result in a conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any approval under, any Material Contract or material Permit or license to which it is a party or by which it is bound or to which its Material Property or any of its material assets is subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such contracts, permits or licenses;

(iii)	give rise to any rights of first refusal, rights of first offer, trigger, except as identified in Section 3.1(f)(v) of the Exeter Disclosure Letter, any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit;

(iv)	result in the imposition of any Lien upon the Material Property or any of the Company’s assets or the assets of any of its subsidiaries, or restrict, hinder, impair or limit its or any of its subsidiaries’ ability to carry on their respective business as and where it is now being carried on or as and where it may be carried on in the future; or

(v)	except as set out in Section 3.1(f)(v) of the Exeter Disclosure Letter, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any person, or any increase in any employee benefits or compensation otherwise payable, or the acceleration of the time of payment, vesting or exercise of any employee benefits.

(g)	Capitalization. The authorized capital of the Company consists of an unlimited number of Exeter Shares and an unlimited number of preferred shares without par value. As at March 24, 2017, there were (i) 88,716,503 Exeter Shares issued and outstanding all of which have been duly authorized and validly issued and are fully-paid and non-assessable, and (ii) 7,236,250 Exeter Options outstanding under the Stock Option Plan providing for the issuance of 7,236,250 Exeter Shares upon the exercise thereof. There is no outstanding contractual obligation of the Company to repurchase, redeem or otherwise acquire any such Exeter Shares. The Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Exeter Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Exeter Shares or other security. The Company does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Exeter Share price, income or any other attribute of or related to the Company. The Exeter Shares are listed or quoted on the TSX, NYSE MKT and the Frankfurt Exchange and, except for such listing, no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws. Section 3.1(g) of the Exeter Disclosure Letter sets out a complete and correct list of all outstanding Exeter Options, the number of Exeter Shares subject to such Exeter Options, the grant date, exercise price, vesting schedule and terms, expiration date and other material terms, as applicable, of each such Exeter Option and the names of the holders of such Exeter Options and whether each such holder is a current director of the Company or current officer or employee of the Company. All Exeter Shares that may be issued pursuant to the exercise of outstanding Exeter Options will, when issued in accordance with the terms thereof, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(h)	Shareholder and Similar Agreements. The Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or any of its subsidiaries.

(i)	Reporting Issuer Status and Securities Laws Matters. The Company is a “reporting issuer” within the meaning of applicable Securities Laws in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any material provision of applicable Securities Laws. Trading in the Exeter Shares is not currently halted or suspended on the TSX, the NYSE MKT or the Frankfurt Exchange. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, no inquiry, review or investigation (formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Securities Laws, the TSX, the NYSE MKT or the Frankfurt Exchange is in effect or ongoing or expected to be implemented or undertaken. Except as set forth above in this Section 3.1(i), the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or any securities Laws. The documents and information comprising the Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX, NYSE MKT and the Frankfurt Exchange and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has publicly disclosed in the Public Disclosure Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company is up-to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by the Company under applicable Securities Laws and the rules and policies of the TSX, NYSE MKT and the Frankfurt Exchange. The Company has not filed any confidential material change report that at the date hereof remains confidential.

(j)	U.S. Securities Matters.

(i)	The Company is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ii)	The Company is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act.

(iii)	The Company is currently subject to the reporting requirements of the U.S. Exchange Act under Section 13(a) thereof and the Exeter Shares are registered under Section 12(b) of the U.S. Exchange Act.

(k)	Financial Statements.

(i)	The Financial Statements have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws. The Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Company for the periods covered thereby. There are no outstanding loans made by the Company to any director or officer of the Company.

(ii)	Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries, in the published financial statements of the Company or the Public Disclosure Record.

(iii)	Management of the Company has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Company providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv)	Since December 31, 2016, neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any director, officer, employee, consultant, auditor, accountant or representative of the Company or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or Claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Exeter Board.

(l)	Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2016 or disclosed in the notes thereto; and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2016; and (iii) as set forth in Section 3.1(l) of the Disclosure Letter, neither the Company nor any of its subsidiaries has incurred any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(m)	Auditors. There has not been a reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Company’s auditors.

(n)	Absence of Certain Changes. Since December 31, 2016:

(i)	the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business, except for the Arrangement contemplated hereby;

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have a Material Adverse Effect;

(iii)	there has not been any material write-down by the Company of any of the assets of the Company;

(iv)	there has not been any material expenditure or commitment to expend by the Company with respect to capital expenses;

(v)	neither the Company nor any of its subsidiaries has approved or entered into any agreement in respect of any acquisition or sale, abandonment, lease, license, Lien or other disposition by the Company of any interest in any of the Exeter Properties or any other material assets whether by asset sale, transfer of property or shares or otherwise;

(vi)	there has not been any incurrence, assumption or guarantee by the Company of any material debt for borrowed money, any creation or assumption by the Company of any Lien, or any making by the Company of any loan, advance or capital contribution to or material investment in any other person;

(vii)	there has not been any satisfaction or settlement of any material claim, liability or obligation of the Company;

(viii)	none of the Company, its subsidiaries or, to the knowledge of the Company, any of the directors, officers, employees, consultants or auditors thereof, has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or Claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the subsidiaries or their respective internal accounting controls;

(ix)	neither the Company nor any of its subsidiaries has effected any material change in its accounting policies, principles, methods, practices or procedures;

(x)	neither the Company nor any of its subsidiaries has suffered any material casualty, damage, destruction or loss to any of its properties or assets;

(xi)	except as set out in Section 3.1(n)(xi) of the Exeter Disclosure Letter, neither the Company nor any of its subsidiaries has entered into, or amended, any Material Contract;

(xii)	neither the Company nor any of its subsidiaries has declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Exeter Shares;

(xiii)	neither the Company nor any of its subsidiaries has effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Exeter Shares or any other securities;

(xiv)	except as set out in Section 3.1(n)(xiv) of the Exeter Disclosure Letter, there has not been any increase in or modification of the compensation payable to or to become payable by the Company or any of its subsidiaries to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such directors, officers, employees or consultants; and

(xv)	neither the Company nor any of its subsidiaries has, other than the Stock Option Plan, adopted, or materially amended, any collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan.

(o)	Compliance with Laws.

(i)	The business of the Company and its subsidiaries has been and is currently being conducted in material compliance with all applicable Laws and the Company and its subsidiaries have not received any notice of any alleged violation of any such Laws. The Company and its subsidiaries do not have any knowledge of any future or potential changes in any Law that may materially impact the business, operations, financial condition, prospects or otherwise of the Company or its subsidiaries. Without limiting the generality of the foregoing, all issued and outstanding Exeter Shares have been issued in material compliance with all applicable Securities Laws.

(ii)	Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-corruption or anti-bribery Laws, including the Corruption of Foreign Public Officials Act (Canada), and the United States Foreign Corrupt Practices Act, (B) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Company or any of its subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(p)	Permits.

(i)	Section 3.1(p) of the Exeter Disclosure Letter sets out, to the Company’s knowledge, a complete and accurate list of all Permits relating to the Material Property and all other material Permits (whether governmental, regulatory or similar type) relating to the Company’s and its subsidiaries´ business.

(ii)	All of the Permits listed in 3.1(p) of the Exeter Disclosure Letter are valid and subsisting permits, authorizations, rights, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with terms thereof. Other than as set out in the Public Disclosure Record, all material Permits are valid, in good standing, have been granted or acquired according to the applicable Laws and there has been no default under any such Permit.

(iii)	All Permits set out in Section 3.1(p) of the Exeter Disclosure Letter are in good standing and there has been no default under any such Permit, and all fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(iv)	The Company and its subsidiaries are in material compliance with all Permits set out in Section 3.1(p) of the Exeter Disclosure Letter relating to the Material Property, and, to the Company’s knowledge, there are no other Permits necessary to conduct its current business at the Material Property as it is now being conducted (as described in the Public Disclosure Record).

(q)	Litigation. Except as set out in Section 3.1(q) of the Exeter Disclosure Letter, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding (collectively, “Proceedings”) against or involving the Company or its subsidiaries, or affecting the Material Property (whether in progress or, to the knowledge of the Company, threatened). To the knowledge of the Company, there is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or its subsidiaries in respect of its businesses, properties or assets.

(r)	Insolvency. No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization compromise, arrangements of the Company or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of its properties or assets, and there has been no readjustment of debt or creditors’ rights and no assignment has been made by it for the benefit of creditors, nor, to the knowledge of the Company, is any such act or proceeding are threatened. Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation in Chile or any other country. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(s)	Operational Matters.

(i)	All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or required to be performed, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company and its subsidiaries and affiliates, have been, in all material respects: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof.

(ii)	All costs, expenses, and liabilities required to be paid on or prior to the date hereof under the terms of any Contracts and agreements to which the Company or any of its subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid in all material respects, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(t)	Interest in Properties.

(i)	Except as set out in Section 3.1(t) of the Exeter Disclosure Letter, according to the applicable Laws each of the Company and its subsidiaries is the sole legal and beneficial owner, and has valid and sufficient right, ownership, title and interest, duly registered if applicable, free and clear of any title defect or Lien: (i) to its mining or any other kind of concessions, claims, Permits and all other rights or goods relating in any manner whatsoever to the interest in, or exploration, prospecting or exploitation for minerals on its Exeter Properties, all of which have been accurately and completely set out in Section 3.1(t) of the Exeter Disclosure Letter and, in each case, as are necessary to perform the operation of its business as presently owned and conducted; (ii) to its real property interests including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Company or any of its subsidiaries), leases, rights of way, occupancy rights, surface rights, mineral rights, mining concessions, easements and all other real property interests, and all its water rights, intellectual property, patents, movable goods, instruments, machinery and equipment, all of which have been identified completely and accurately in Section 3.1(t) of the Exeter Disclosure Letter, and, in each case, as are necessary to perform the operation of its business as presently owned and conducted; and (iii) to, or is entitled to the benefits of, all of its properties and assets of any nature whatsoever and to all benefits including all the properties (including, without limitation, the Material Property) and assets reflected in the balance sheet forming part of the Public Disclosure Record (collectively, the “Exeter Properties”), together with all additions thereto. The Exeter Properties are not subject to any Lien or defect in title of any kind except as is specifically identified in the balance sheets forming part of the Financial Statements and in the notes thereto. The Company and its subsidiaries are not aware of any facts or circumstances which might limit, affect or prejudice their ownership rights over the Exeter Properties. Furthermore, the Company’s Chilean subsidiaries that are Chilean contractual mining companies, since their incorporation and during all the time that have been organized as a contractual mining companies in Chile have been owner of one or more mining concessions in Chile according to Applicable Law.

(ii)	With respect to the Exeter Properties:

(A) All mining concessions, mining claims or mineral property in which the Company or any of its subsidiaries has an interest or right, including the Exeter Properties, have been validly granted, acquired, located and recorded in the relevant registries of the corresponding Custodians of Mines in accordance with all Laws and are valid and subsisting. The judicial proceedings by virtue of which the Chilean mining concessions, claims, leases, licences or permits owned by the Company or its subsidiaries that are currently in the process of being granted, as well as the mining concessions already granted regarding the relevant registration of the judicial ruling that granted them and the publication of an abstract of the same in the Chilean Official Mining Gazette, comply with all applicable Laws and, in particular, the Chilean Mining Code contained in Law No. 18,248 of 1983 (and regulations issued thereunder), and are not subject to any nullity or voidance actions of any kind based on article 95 or any other applicable dispositions of the before mentioned Chilean Mining Code or any other applicable Laws and are not subject to any material fault or error that may result in any such concessions, claims, leases, licences or permits being determined to be void pursuant to applicable Laws or that may result in the lapse of the same. The applications for renewal of all applicable mining concessions, claims, leases, licences or permits which are due to be renewed have been appropriately made by the Company or its subsidiaries. Except as disclosed in Section 3.1(t)(ii) of the Exeter Disclosure Letter, the mining concessions, claims, leases, licences or permits owned by the Company or its subsidiaries do not overlap with and are not overlapped by any third party rights or mining concessions or claims that may enable any such third party to explore or exploit any minerals in the same area or which may have preference in such regard over such concessions, claims, leases, licences or permits. Except as set out in Section 3.1(t)(ii) of the Exeter Disclosure Letter, no person other than the Company or its subsidiaries has any preferential right, option or interest in the above mentioned concessions, claims, leases, licences or permits or the production or profits therefrom or any royalty or stream in respect thereof, or any right, option or interest to explore, prospect or mine on the area of the same, or any right to acquire any such interest. Section 3.1(t)(ii) of the Exeter Disclosure Letter sets out a list of the Company or its subsidiaries surface rights, access rights and other rights and interests relating to its mining concessions, claims, leases, licences or permits, granting the Company or its subsidiaries the right and ability to conduct its business as currently conducted as disclosed in the Public Disclosure Record, with only such exceptions as do not materially interfere with the use made by the Company or its subsidiaries of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Company or its subsidiaries and free and clear of all material encumbrances.

(iii)	The Company and each of its subsidiaries has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Company or any subsidiary under any agreement pertaining to their respective Exeter Properties or to their other respective assets or properties and each such lease, contract or other agreement is enforceable and in full force and effect.

(iv)	(i) the Company and its subsidiaries have the exclusive right to deal with the Exeter Properties; (ii) no person or entity of any nature whatsoever other than the Company or its subsidiaries has any interest in the Exeter Properties or any right to acquire or otherwise obtain any such interest; (iii) except as set out in Section 3.1(t)(iv) of the Exeter Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect the Company’s or its subsidiaries’ interests in the Exeter Properties, and no such rights are threatened; (iv) neither the Company nor any of its subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Exeter Properties; and (v) the Exeter Properties are in good standing under and comply with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	Except as set forth in Section 3.1(t)(v) of the Exeter Disclosure Letter, there are no adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could affect the Company’s or any of the subsidiaries’ right, title or interest in the Exeter Properties or the ability of the Company or its subsidiaries to explore, prospect, exploit or develop the Exeter Properties, including the title to or ownership by the Company or its subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting the Exeter Properties.

(vi)	None of the directors or officers of the Company holds any right, title or interest in, nor, to the knowledge of the Company, has taken any action to obtain, directly or indirectly, any right, title and interest in any of Exeter Properties or in any Permit, concession, claim or other right to explore for, prospect, exploit, develop, mine or produce minerals from or in any manner in relation to the Exeter Properties and any other properties located within 20 kilometres of any of the Exeter Properties.

(vii)	The Company has provided the Purchaser with access to full and complete copies of all exploration information and data within its possession or control including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Exeter Properties and the Company and its subsidiaries have the sole right, title and ownership of all such information, data, reports and studies.

(u)	Expropriation. No Exeter Properties or any other property or asset of the Company or any of its subsidiaries has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(v)	Technical Report.

(i)	The Material Property is the only material property of the Company for the purposes of NI 43-101.

(ii)	The Technical Report complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources attributable to the Material Property evaluated therein as at the date stated therein based upon information available at the time the report was prepared. The Company does not have knowledge of any change to the facts and assumptions underlying the estimates in the Technical Report that would reasonably be expected to result in a material adverse change in any production, cost, price, resources or other relevant information in the Technical Report since the date of such report.

(iii)	The Company made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iv)	To the knowledge of the Company, all of the material assumptions underlying the mineral resource estimates in the Technical Report were on the date of such Technical Report reasonable and appropriate.

(v)	The disclosure of estimates of mineral resources in the Public Disclosure Record comply in all material respects with NI 43-101.

(vi)	The information set forth in the Public Disclosure Record relating to mineral resources required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms in all material respects to the requirements of NI 43-101 and Securities Laws.

(vii)	The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Company is aware that would, to the knowledge of the Company, disaffirm or change any aspect of the Technical Report or that would require the filing of a new technical report under NI 43-101.

(w)	Work Programs. Except as set forth in Section 3.1(w) of the Exeter Disclosure Letter, the Company has not entered into any joint venture, work program or made any other commitment or undertaking of any nature for which the Company will be required to pay an aggregate of not more than approximately $500,000 over the next three months that has not be disclosed in the Public Disclosure Record.

(x)	Indigenous or Aboriginal Rights. Except as set forth in Section 3.1(x) of the Exeter Disclosure Letter, to the knowledge of the Company, there are no indigenous or aboriginal people living or settled in the area where the Exeter Properties are located nor they have any ownership, easements or other rights in such area or concerning the Exeter Properties. The area where the Exeter Properties are located has not been declared indigenous land or an indigenous development area according to applicable Laws. Also, neither the Company nor its subsidies are aware of any claims or disputes, threatened, imminent or filed, regarding the above. Likewise, neither the Company nor its subsidies has entered or signed any agreements, protocols, contracts or other documents with any indigenous or aboriginal people, group or community.

(y)	NGOs and Community Groups. No dispute between the Company or any of its subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Exeter Properties or operations.

(z)	Taxes.

(i)	Each of the Company and its subsidiaries has timely filed all Returns required to be filed by it with any Governmental Authority and each such Return was complete and correct in all material respects at the time of filing.

(ii)	Each of the Company and its subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, in the reasonable opinion of the Company, adequate reserves or accruals in accordance with IFRS have been provided in the Financial Statements.

(iii)	No audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of the Company, threatened with respect to Taxes of the Company or any of its subsidiaries, and neither the Company nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened.

(iv)	To the knowledge of the Company no Return of the Company or any of its subsidiaries is under investigation, review, audit or examination by any taxing authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by the Company or any of its subsidiaries with respect to any Taxes.

(v)	No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings.

(vi)	There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or any of its subsidiaries.

(vii)	Except as set out in Section 3.1(z)(vii) of the Exeter Disclosure Letter, neither the Company nor any of its subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Company or any of its subsidiaries for any period ending after the Effective Date.

(viii)	All Taxes that the Company or its subsidiaries has been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. Each of the Company and its subsidiaries has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. Each of the Company and its subsidiaries have, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by them.

(ix)	There are no Tax rulings relating to the Company or any of its subsidiaries which may affect the Company’s or any of its subsidiaries’ liability for Taxes for any taxable period commencing after the Effective Date.

(x)	For all transactions between the Company or its subsidiaries and any Person who is not resident in Canada for purposes of the Tax Act with whom the Company or its subsidiaries was not dealing at arm’s length for purposes of the Tax Act, the Company or its subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(xi)	No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or any of its subsidiaries being subject to the application of Section 159 or Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(xii)	None of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Company or any of its subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Company or any of its subsidiaries.

(xiii)	The Company has not issued any “flow-through shares” (as defined in subsection 66(15) of the Tax Act).

(xiv)	The Company does not have an accrued liability under section 211.91 of the Tax Act in respect of which the Company is late in incurring or renouncing exploration expenses.

(xv)	There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to the Company or to any of its subsidiaries.

(xvi)	None of the Company or any of its subsidiaries is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(xvii)	The Company is a “taxable Canadian corporation” within the meaning of subsection 89(1) of the Tax Act.

(aa)	Contracts.

(i)	For the purpose of this Agreement a “Material Contract” means any Contract to which the Company or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect and shall, without limitation, include the following:

(A)	any lease of real property by the Company or its subsidiaries, as tenant, with third parties;

(B)	any Contract under which the Company or any of its subsidiaries is obliged to make payments, or receives payments in excess of $250,000 in the aggregate;

(C)	any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture;

(D)	any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or any of its subsidiaries;

(E)	any Contract under which indebtedness of the Company or its subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of $250,000, any Contract under which the Company or its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person or any Contract restricting the incurrence of indebtedness by the Company or its subsidiaries or the incurrence of Liens on any properties or securities of the Company or its subsidiaries or restricting the payment of dividends or other distributions;

(F)	any Contract that purports to limit in any material respect the right of the Company or its subsidiaries to (i) engage in any line of business or (ii) compete with any person or operate or acquire assets in any location;

(G)	any Contract by virtue of which any of the Exeter Properties were acquired or constructed or are held by the Company or its subsidiaries or pursuant to which the construction, ownership, operation, exploration, exploitation, extraction, development, production, transportation, refining or marketing of such Exeter Properties are subject or which grant rights which are or may be used in connection therewith;

(H)	any Contract providing for the sale or exchange of, or option to sell or exchange, the Material Property or any property or asset with a fair market value in excess of $250,000, or for the purchase or exchange of, or option to purchase or exchange, the Material Property or any property or asset with a fair market value in excess of $250,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated;

(I)	any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of $250,000, in each case other than in the ordinary course of business;

(J)	any Contract providing for indemnification by the Company or its subsidiaries, other than Contracts which provide for indemnification obligations of less than $250,000;

(K)	any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of any of the Exeter Properties;

(L)	any standstill or similar Contract currently restricting the ability of the Company to offer to purchase or purchase the assets or equity securities of another person; or

(M)	any other Contract that is or would reasonably be expected to be material to the Company or its subsidiaries.

(ii)	All Material Contracts to which the Company or its subsidiaries is a party are in full force and effect, unamended, and the Company or its subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has made available to the Purchaser for inspection true and complete copies of all Material Contracts to which the Company or its subsidiaries is a party. All of the Material Contracts are valid and binding obligations of the Company or its subsidiaries and, to the knowledge of the Company, the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)	None of the Company or its subsidiaries, or, to the knowledge of the Company, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Material Contract and neither the Company nor its subsidiaries has received or given any notice of default under any Material Contract which remains uncured, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Material Contract or the inability of a party to any Material Contract to perform its obligations thereunder.

(iv)	Set out in Section 3.1(aa) of the Exeter Disclosure Letter is a list of each Material Contract.

(bb)	Employment Agreements. Except as set out in Section 3.1(bb) of the Exeter Disclosure Letter, neither the Company nor any of its subsidiaries is a party to or bound or governed by, or subject to:

(i)	any employment, consulting, retention or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to, any officer, employee or consultant of the Company or any of its subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement).

(ii)	any collective bargaining or union agreement, or any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights in respect of the Company or any of its subsidiaries;

(iii)	any labour dispute, strike or lock-out relating to or involving any employees of the Company or any of its subsidiaries; or

(iv)	any actual or, to the knowledge of the Company, threatened material claim against the Company or any of its subsidiaries arising out of or in connection with employment or consulting relationship or the termination thereof.

Complete and correct copies of the agreements, arrangements and understandings referred to in paragraphs (i) and (ii) of this Section 3.1(bb) are included in the Exeter Diligence Information. Section 3.1(bb) of the Exeter Disclosure Letter sets forth a complete and accurate list of the names of all employees, officers and consultants of the Company and its subsidiaries.

(cc)	Health and Safety. Each of the Company and its subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any Governmental Authority with respect to any such matters.

(dd)	Acceleration of Benefits. Except as set out in Section 3.1(dd) of the Exeter Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, become entitled to (i) any retirement, severance, bonus or other similar payment from the Company or any of its subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of the Company or any of its subsidiaries, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or any of its subsidiaries, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its subsidiaries.

(ee)	Pension and Employee Benefits.

(i)	Each of the Company and its subsidiaries has complied with all the terms of, and all applicable Law in respect of, employee compensation and benefit obligations of the Company and its subsidiaries. Other than the Stock Option Plan and all Employee Plans set out in Section 3.1(ee) of the Exeter Disclosure Letter, neither the Company nor any of its subsidiaries has any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company. The Company is in compliance with the terms of the Stock Option Plan and all applicable Law related thereto.

(ii)	The Company does not have any stock option plan or similar arrangement other than the Stock Option Plan. Section 3.1(ee) of the Exeter Disclosure Letter sets out a complete, up-to-date and accurate list of all Exeter Optionholders together with the number of Exeter Options granted, the exercise price, vesting provisions and the expiry date thereof.

(iii)	All Employees Plans are set out in Section 3.1(ee) of the Exeter Disclosure Letter. Each of the Company and its subsidiaries has complied with all the terms of, and all applicable Laws in respect of, the Employee Plans. All contributions, and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employees Plans and applicable Laws. All Employee Plans that provide group benefits are establish though a contract of insurance, and no retroactive increase in premiums is permitted thereunder. No Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of the Company or its subsidiaries.

(ff)	Employee Matters. Any individual who performs services for the Company’s or any of its subsidiaries’ business and who is not treated as an employee is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or benefit plan purposes. Neither the Company nor any of its subsidiaries has any liability by reason of an individual who performs or performed services for the Company’s or any of its subsidiaries’ business in any capacity being improperly excluded from participating in a benefit plan.

(gg)	Employment Withholdings. The Company has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of Taxes and has remitted such withheld amounts within the required time to the appropriate Governmental Authority.

(hh)	Intellectual Property. Neither the Company nor any of its subsidiaries owns or possesses any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

(ii)	Environment.

(i)	The Company and its subsidiaries have carried on their operations in material compliance with all applicable Environmental Laws and the Exeter Properties and assets comply with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or its subsidiaries.

(ii)	Neither the Company nor any of its subsidiaries is subject to any material contingent or other liability relating to (a) the restoration or rehabilitation of land, water or any other part of the environment, or (b) non-compliance with Environmental Laws.

(iii)	The Exeter Properties have not been used to generate, manufacture, refine, exploit, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on the Company or its subsidiaries. Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Exeter Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably be expected to have a Material Adverse Effect on the Company or its subsidiaries. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Exeter Properties by the Company or its subsidiaries have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably likely to have a Material Adverse Effect on the Company or its subsidiaries. There are no Hazardous Substances at, in, on, under or migrating from any Exeter Property, except in material compliance with all Environmental Laws.

(iv)	Neither the Company nor its subsidiaries has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority; (B) to the knowledge of the Company, proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; (C) which is the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Company or its subsidiaries; or (D) which does not have the appropriate Permits according to the applicable Laws. No site or facility now or previously owned, operated or leased by the Company or its subsidiaries is listed or, to the knowledge of the Company, is proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(v)	Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any Exeter Property in such a manner as: (A) would reasonably be expected to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on the Company or its subsidiaries; or (B) would be reasonably expected to result in imposition of a lien, charge or other encumbrance or the expropriation of any Exeter Property or any of the assets of the Company or its subsidiaries.

(vi)	Neither the Company nor any of its subsidiaries has received from any Person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date of this Agreement.

(jj)	Insurance. The Company has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All material insurance policies of the Company are disclosed in Section 3.1(jj) of the Exeter Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and the Company is otherwise in compliance in all material respects with the terms of such policies. The Company has not received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by the Company’s insurers.

(kk)	Books and Records. The corporate records and minute books of the Company and each of its subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Company and each of its subsidiaries in all material respects have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(ll)	Non-Arm’s Length Transactions. Other than the employment or consulting agreements set out in Section 3.1(ll) of the Target Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its subsidiaries, on the one hand, and any (a) officer or director of the Company or its subsidiaries, (b) any holder of record or, to the knowledge of the Company, beneficial owner or 5% or more of the outstanding Exeter Shares, or (c) any affiliate or associate or any such officer, director or Exeter Shareholder, on the other hand.

(mm)	Financial Advisors or Brokers. The Company has not incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, other than with respect to the Financial Advisor and with respect to Fairness Advisor in connection with its delivery of the Fairness Advisor Fairness Opinion. The Company has provided to the Purchaser correct and complete copies of the agreements under which the Financial Advisor and Fairness Advisor have agreed to provide services to the Company and the Special Committee, respectively. Section 3.1(mm) of the Exeter Disclosure Letter sets out the aggregate dollar amount determined to be payable to and as agreed upon with the Financial Advisor and the Fairness Advisor in the event the Arrangement is completed.

(nn)	Fairness Opinions. The Special Committee has received the Fairness Advisor Fairness Opinion in oral form and the Exeter Board has received the Fairness Opinion in oral form, which opinions have not been modified, amended, qualified or withdrawn. A true and complete copy of the Fairness Advisor Fairness Opinion and the Fairness Opinion will be provided by the Company to the Purchaser promptly following delivery by the Fairness Advisor and the Financial Advisor, respectively.

(oo)	Special Committee and Exeter Board Approval. The Special Committee, at a meeting duly called and held, after consultation with legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to the Exeter Shareholders and are in the best interests of the Company and unanimously determined to recommend approval of this Agreement and the Arrangement to the Exeter Board and that the Exeter Board recommend that the Exeter Shareholders vote in favour of the Arrangement Resolution. The Exeter Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that the Arrangement is fair, from a financial point of view, to the Exeter Shareholders and is in the best interests of the Company, have unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and have unanimously resolved to recommend that the Exeter Shareholders vote in favour of the Arrangement Resolution. Each director and executive officer of the Company intends to vote all Exeter Shares held by him or her in favour of the Arrangement Resolution and has agreed that the news release referred to in Section 2.2(a) may so state and that references to such intention may be made in the Circular and other documents relating to the Arrangement.

(pp)	Data Room Information. All Exeter Diligence Information provided is true and correct in all material respects and does not contain any material omissions as at its respective date as stated therein, or, if any Exeter Diligence Information is undated, as of the date of its delivery to the data site for purposes of the transactions contemplated by this Agreement. None of the Exeter Diligence Information has been amended except as provided in the Exeter Diligence Information. All material information provided to the Purchaser by the Company in relation to the Purchaser’s due diligence requests, including information not provided in the Exeter Diligence Information, is true and correct in all material respects and does not contain any material omissions as at its respective date as stated therein and has not been amended except as provided to the Purchaser. The Company acknowledges that the Purchaser is relying on all information provided by the Company to them in entering into this Agreement.

(qq)	Standstill. The Exeter Board has taken all necessary action to waive the application of the standstill applicable to the Purchaser as set out in the Confidentiality Agreement. The Exeter Board will not reinstate such standstill unless this Agreement is terminated.

(rr)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Company or any of its subsidiaries or affiliates, any acquisition of property by the Company or any of its subsidiaries or affiliates, or the conduct of business by the Company or any of its subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(ss)	Funds Available. Assuming no dissent rights are exercised by Exeter Shareholders, the Company has sufficient funds available to pay prior to the Effective Time, all transaction costs, all payments required pursuant to change of control provisions, all of the Company’s remaining forecast commitments as set out in Section 3.1(tt) of the Exeter Disclosure Letter, and all additional remaining accounts payable and current liabilities of the Company and any of its subsidiaries, net of current assets, as determined in accordance with IFRS at the Effective Time.

(tt)	Confidentiality Agreements. All agreements entered into by the Company or any of its subsidiaries with persons regarding the confidentiality of information provided to such person or reviewed by such persons with respect to any transaction in the nature described in the definition of Acquisition Proposal, each contain customary provisions, including standstill provisions, have not been waived or released with respect to the applicability of any such “standstill” or other provisions of such confidentiality agreements, except to the extent such agreements contain provisions that provide for automatic exemptions as a result of the Arrangement.

(uu)	Competition Laws. The aggregate value of the Company’s assets in Canada and the annual gross revenues from sales in and from Canada generated from the Company’s assets in Canada do not exceed, in either case, $88 million, as determined in accordance with Part IX of the Competition Act, R.S.C. 1985, c. C-34 and the Notifiable Transactions Regulations thereunder. For purposes of this Agreement, the Company’s assets in Canada shall not include any of the Company’s immovable tangible assets (including real property interests and mineral rights) or moveable tangible assets (including inventory, equipment and vehicles) that are located outside of Canada. The Company has no assets located in the United States and no sales revenues in or from the United States.

(vv)	Full Disclosure. The information and statements contained in this Agreement are true and correct and together with the Public Disclosure Record and the Exeter Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to the Company and its subsidiaries on a consolidated basis and contain no misrepresentations.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Qualification. The Purchaser has been duly incorporated and validly exists and is in good standing under the Laws governing its formation, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary. Each of the Purchaser’s material subsidiaries is duly incorporated, validly existing and in good standing under the Laws of the jurisdictions of its incorporation and each has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on, except where the failure to be in such compliance would not be reasonably be expected to have a material adverse effect on the Purchaser or its subsidiaries taken as a whole. Each of the Purchaser’s material subsidiaries is duly qualified and validly holds all rights to carry on business as is now being carried on in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary except where the failure to be qualified would not be reasonably be expected to have a material adverse effect on the Purchaser or its subsidiaries taken as a whole.

(b)	Authority Relative to this Agreement. The Purchaser has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and to complete the transactions contemplated hereby. The execution and delivery of this Agreement and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the completion of the Arrangement or the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c)	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Purchaser for the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the Arrangement, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order; and

(iii)	such filings and approvals required for the issuance of the Consideration Shares as a result of the Arrangement required under applicable Securities Laws and the rules and policies of the TSX and NYSE.

(d)	No Violation. The execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not (nor will they with the giving of notice or the lapse of time or both) conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, any provision of:

(a)           any Law applicable to it or any of its properties or assets; or

(b)           its constating documents.

(e)	Capitalization. The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares. As at the date hereof, there were (i) 855,480,371 Purchaser Shares issued and outstanding all of which have been duly authorized and validly issued and are fully paid and non-assessable, and (ii) 9,240,952 options and 3,281,049 restricted share units under the Purchaser Incentive Plans providing for the issuance of up to 12,522,001 Purchaser Shares upon the exercise, conversion or vesting thereof. The Purchaser Shares are listed on the TSX and the NYSE. All Consideration Shares will, when issued in accordance with the terms of the Arrangement be duly authorized, validly issued, fully -paid and non-assessable Purchaser Shares.

(f)	Reporting Issuer Status and Securities Laws Matters. The Purchaser is a “reporting issuer” within the meaning of applicable Securities Laws in all provinces and territories of Canada, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser, and the Purchaser is not in default of any material provision of applicable Securities Laws. Trading in the Purchaser Shares is not currently halted or suspended on the TSX or the NYSE. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. To the knowledge of the Purchaser, no inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX or the NYSE is in effect or ongoing or expected to be implemented or undertaken. The documents and information comprising the Purchaser Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and the NYSE and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser is up-to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by the Purchaser under applicable Securities Laws and the rules and policies of the TSX and the NYSE. The Purchaser has not filed any confidential material change report that at the date hereof remains confidential. The Purchaser is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act. The Purchaser is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act. The Purchaser is required to file reports under the U.S. Exchange Act pursuant to Section 13(a) thereof and the common shares of the purchaser are registered under Section 12(b) of the U.S. Exchange. The Purchaser is current in its required filings with the SEC under the U.S. Exchange Act and such filings complied as to form in all material respects with the applicable provisions of the U.S. Exchange Act.

(g)	Auditors. There has not been a reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Purchaser’s auditors.

(h)	Absence of Certain Changes. Except as disclosed in the Purchaser Disclosure Record, since December 31, 2016:

(i)	there has not been any event, development, state of circumstance or facts or occurrence which has had or would be reasonably expected to result in material adverse effect on the Purchaser; and

(ii)	there has not been any material write-down by the Purchaser of any of the assets of the Purchaser.

(i)	Litigation. There is no Proceeding against or involving the Purchaser (whether in progress or, to the knowledge of the Purchaser, threatened) that, if adversely determined, would prevent or significantly impede or materially delay the completion of the Arrangement or that would have a material adverse effect on the Purchaser and, to the knowledge of the Purchaser, no event has occurred which might reasonably be expected to give rise to any such Proceeding. To the knowledge of the Purchaser, there is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or that would have a material adverse effect on the Purchaser.

(j)	Purchaser Financial Statements

(i)	The Purchaser Annual Financial Statements have been, and all financial statements of the Purchaser which are publicly disseminated by the Purchaser in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws. The Purchaser Annual Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Purchaser and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Purchaser for the periods covered thereby.

(ii)	Neither the Purchaser nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among the Purchaser or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser or any of its subsidiaries, in the published financial statements of the Purchaser or the Purchaser Disclosure Record.

(iii)	Management of the Purchaser has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Purchaser providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv)	Since December 31, 2016, neither the Purchaser nor any of its subsidiaries nor any director, officer, employee, consultant, auditor, accountant or representative of the Purchaser or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or Claim that the Purchaser or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Purchaser’s board of directors.

(k)	Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the balance sheet of the Purchaser as of December 31, 2016 or disclosed in the notes thereto; and (ii) liabilities and obligations incurred in the ordinary course of business since December 31, 2016, neither the Purchaser nor any of its subsidiaries has incurred any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(l)	Compliance with Laws. The business of the Purchaser and its material subsidiaries is currently being conducted in material compliance with all applicable Laws and the Purchaser and its material subsidiaries have not received any notice of any alleged violation of any such Laws.

(m)	Canadian Corporation. The Purchaser is a “Canadian corporation” within the meaning of subsection 89(1) of the Tax Act.

3.3	Survival of Representations and Warranties

No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section (f) will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

Article 4

COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Purchaser otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by this Agreement, or as set out in the Exeter Disclosure Letter or as is otherwise required by applicable Law:

(a)	the businesses of the Company and its subsidiaries will be conducted only in the ordinary course of business and in accordance with the Exeter Budget, the Company and its subsidiaries will comply with the terms of all Material Contracts and the Company and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)	the Company will cooperate and consult through meetings with the Purchaser, as the Purchaser may reasonably request, to allow the Purchaser to monitor, and provide reasonable input with respect to the direction of, any activities relating to the exploration and maintenance of Exeter Properties and discuss with the Purchaser prior to any required public disclosure of exploration results or other technical information provided nothing contained in this Section 4.1(b) shall prevent the Company from publicly disclosing any information required by Law or the rules or policies of the TSX or NYSE MKT after prior notice to the Purchaser and, other than as contemplated by the Exeter Budget, will not make any capital expenditures or other financial commitments in excess of $500,000 or $2,000,000 in the aggregate;

(c)	the Company will not, directly or indirectly:

(i)	alter or amend the notice of articles, articles, charter, by-laws or other constating documents of the Company or its subsidiaries;

(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Company (other than dividends, distributions, payments or return of capital made to the Company);

(iii)	split, divide, consolidate, combine or reclassify the Exeter Shares or any other securities of the Company or its subsidiaries;

(iv)	issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Exeter Shares or other securities of the Company or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Exeter Shares or other securities of the Company or its subsidiaries, other than the issuance of Exeter Shares issuable pursuant to the terms of Exeter Options outstanding on the date hereof;

(v)	redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Exeter Shares or other securities or securities convertible into or exchangeable or exercisable for Exeter Shares or any such other securities or any shares or other securities of its subsidiaries;

(vi)	other than as set out in Section 4.1(c)(vi) of the Exeter Disclosure Letter, amend the terms of any securities of the Company or its subsidiaries;

(vii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or its subsidiaries;

(viii)	reorganize, amalgamate or merge with any other person and will not cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(ix)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(x)	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Public Disclosure Record, as required by applicable Laws or under IFRS; or

(xi)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(d)	the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Company or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of this Agreement by the Company, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied;

(e)	except as contemplated in the Exeter Budget, the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)	sell, pledge, lease, licence, dispose of or encumber any assets or properties of the Company or its subsidiaries related to the Material Property;

(ii)	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)	incur any expenses (except in the ordinary course of business consistent with past practice in the last 12 months, as required to exercise its rights and discharge its obligations under this Agreement, or as contemplated in the Exeter Budget) or incur any indebtedness for borrowed money or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv)	pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)	make any investment in or to Chile or any person or property located, domiciled or otherwise incorporated, as applicable, in Chile, including but not limited to, in the form of cash, cash equivalents, loan, purchase of securities, contribution of capital, property transfer or purchase of any property or assets (except in the ordinary course of business consistent with past practice in the last 12 months or as contemplated in the Exeter Budget);

(vi)	engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vii)	except as provided for in the Exeter Budget in respect of any Exeter Property or as are required by applicable Laws to maintain any Permits in good standing, expend or commit to expend any amounts with respect to expenses for such Exeter Property; or

(viii)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)	the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(ii)	except in connection with matters otherwise permitted under this Section 4.1, enter into any Contract which would be a Material Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Material Contract;

(iii)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(g)	Neither the Company nor its subsidiaries will, except in the ordinary course of business or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)	grant to any officer, director, employee or consultant of the Company or its subsidiaries an increase in compensation in any form;

(ii)	grant any general salary increase, fee or pay any bonus or other material compensation to the directors, officers, employees or consultants of the Company and its subsidiaries;

(iii)	except as set out in Section 4.1(g)(iii) of the Exeter Disclosure Letter, take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv)	enter into or modify any employment or consulting agreement with any officer or director of the Company or its subsidiaries;

(v)	terminate the employment or consulting arrangement of any senior management employees (including the Exeter Senior Management), except for cause;

(vi)	increase any benefits payable under its current severance or termination pay policies;

(vii)	other than as set out in Section 4.1(g)(vii) of the Exeter Disclosure Letter, adopt or amend or make any contribution to or any award under the Stock Option Plan, any restricted share unit plan, deferred share unit plan, performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company or its subsidiaries; or

(viii)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Stock Option Plan, except in accordance with its terms as contemplated herein or therein;

(h)	neither the Company nor its subsidiaries will make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(i)	the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.8(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(j)	the Company will use commercially reasonable efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including the Exeter Senior Management) until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants;

(k)	neither the Company nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(l)	the Company and each of its subsidiaries will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and the Company will not (A) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements) (C) enter into any tax sharing, tax allocation or tax indemnification agreement, (D) make a request for a tax ruling to any Governmental Authority, or (E) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(m)	the Company will not, and will not cause or permit its subsidiaries to, settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”) or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(n)	the Company will not, and will not cause or permit its subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of the Purchaser or as a result of litigation commenced against the Company);

(o)	the Company will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(p)	the Company will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(q)	as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

4.2	Access to Information

Subject to compliance with applicable Laws and the terms of any existing Contracts, the Company will afford to the Purchaser and its Representatives until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Exeter Diligence Information and reasonable access during normal business hours and upon reasonable notice, to the Company’s and its subsidiaries’ businesses, properties, books and records and such other data and information as the Purchaser may reasonably request, as well as to its management personnel, subject however to such access not interfering with the ordinary conduct of the businesses of the Company. Subject to compliance with applicable Laws and such requests not materially interfering with the ordinary conduct of the business of the Company, the Company will also make available to the Purchaser and its Representatives information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Company and the Purchaser and its affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser acknowledges that all information provided to it under this Section 4.2, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

4.3	Covenants of the Company Regarding the Arrangement

(a)           Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(i)	promptly, and in any event within five Business Days following the date of this Agreement, provide to the Purchaser (if such agreement remains in effect and if providing a copy of such agreement is not expressly prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by the Company and any third party pursuant to which confidential information of the Company has been provided;

(ii)	subject to the Purchaser’s prior review and approval as contemplated by Section 2.2(a), issuing a press release publicly announcing the execution of this Agreement, the support of the Exeter Board of the Arrangement (including the voting intentions of each director and officer of the Company referred to in Section 3.1(oo)) and the recommendation of the Exeter Board to the Exeter Shareholders to vote in favour of the Arrangement Resolution;

(iii)	using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company and its subsidiaries from other parties to any Material Contracts in order to complete the Arrangement;

(iv)	using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act; and

(v)	defending all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement.

(b)           In the event that the Purchaser reasonably concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) whereby the Purchaser or its affiliates would effectively acquire all of the Exeter Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to the Company and its Exeter Securityholders which are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), the Company agrees to support the completion of such Alternative Transaction in the same manner as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. In particular but without limitation, the Company agrees that the “initial deposit period” in respect of any such Alternative Transaction that is structured as a formal take-over bid shall be the period determined by the Purchaser so long as it is not less than 35 days. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time.

4.4	Covenants of the Purchaser Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(a)	cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.3(a)(ii), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)	using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(c)	defending all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement;

(d)	forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Plan of Arrangement;

(e)	apply for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, subject only to the satisfaction by the Purchaser of customary listing conditions of the TSX and NYSE;

(f)	after the Effective Date, upon the request of the former TargetCo Shareholders, the Purchaser shall, or shall cause the Company to, provide the Company PFIC Annual Information Statements (under Section 1295 of the Code and the regulations issued thereunder) to former Exeter Shareholders for the relevant Tax periods up to and including the Effective Date; and

(g)	the Purchaser shall, and shall cause its affiliates to, use best efforts to sell all Exeter Shares held by them prior to the Exeter Meeting to one or more unrelated third parties with no agreement or arrangement to reacquire such Exeter Shares and will advise the Company as to the status of such sales as soon as they are sold.

4.5	Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 hereof to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Party in connection therewith, including using its commercially reasonable efforts to (i) obtain all Approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Parties in connection with the performance by it of its obligations hereunder;

(b)	it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(c)	it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Arrangement.

4.6	Covenants Related to Regulatory Approvals

Each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	each Party shall use its commercially reasonable efforts to obtain all required Regulatory Approvals and shall cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party;

(b)	each Party shall use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, and each Party shall cooperate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such request or notice from a Governmental Authority;

(c)	each Party shall permit the other Party an opportunity to review in advance any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith, and each Party shall provide the other Party with any substantive applications, notices, filings, submissions, undertakings or other substantive correspondence provided to a Governmental Authority, or any substantive communications received from a Governmental Authority, in respect of obtaining or concluding the required Regulatory Approvals; and

(d)	each Party shall keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party and, for greater certainty, no Party shall participate in any substantive meeting (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and gives such other Party an opportunity to attend.

4.7	Employment Agreements; Exeter Options

(a)           Prior to the Effective Time, the Company shall cause, and it shall cause any of its subsidiaries to cause, all directors and officers of the Company and its subsidiaries to provide resignations or shall terminate such officers effective as at the Effective Time. The Purchaser agrees that the Company, its subsidiaries and any successor to the Company (including any Surviving Corporation) shall honour and comply with the terms of all of the severance payment obligations of the Company or its subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its subsidiaries that are fully and completely disclosed in Section 4.7(a) of the Exeter Disclosure Letter. The Company will use commercially reasonable efforts to cause the parties receiving severance payments to execute full and final releases of the Company and its subsidiaries from all liability and obligations including in respect of the change of control entitlements in favour of the Company and in form and substance satisfactory to the Purchaser, acting reasonably.

(b)           No employee benefit, plan, contract or other arrangement provides for a gross up by the Company or any of its subsidiaries for any taxes imposed under Sections 409A or 4999 of the Code.

(c)           The Company shall be exclusively responsible to make all payments contemplated in this Section 4.7 and shall deduct and withhold from any such payments such amounts as the Company is required to deduct and withhold with respect to such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law as counsel may advise is required to be so deducted and withheld by the Company.

(d)          Subject to the terms of this Agreement and applicable Regulatory Approval, the Exeter Options outstanding prior to the Effective Time shall be adjusted at the Effective Time in accordance with the terms of the Stock Option Plan to be exercisable for the same aggregate consideration for Purchaser Shares, and the Exeter Options shall continue to be governed by and be subject to the terms of the Stock Option Plan and any applicable agreement thereunder; provided, however, that the Purchaser Shares otherwise issuable upon exercise of the Exeter Options cannot be issued in the United States or to, or on behalf of, a U.S. person (as defined in Regulation S under the U.S. Securities Act) or a person in the United States unless the Purchaser Shares issuable upon exercise of the Exeter Options are registered under the U.S. Securities Act, or an exemption is available from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States and may be required to provide an opinion of counsel of recognized standing to that effect. The Purchaser will, effective as of the Effective Date, enter into an assumption agreement reflecting the treatment of the Exeter Options.

4.8	Indemnification and Insurance

(a)           The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, that are fully and completely disclosed in the Exeter Disclosure Letter and copies of which are provided to the Purchaser prior to the date hereof, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and the Company and any successor to the Company (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b)           Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance, at a cost not exceeding 200% of the Company’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by the Company, providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

(c)           The provisions of this Section 4.8 are intended for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section 4.8 on their behalf. Furthermore, this Section 4.8 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

4.9	Reorganization

(a)           The Company shall effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as the Purchaser may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre-Acquisition Reorganization which would impede or materially delay the consummation of the Arrangement or that would be prejudicial to the Company, its subsidiaries or the Exeter Securityholders or that would involve a material amount of the time and attention of the Company’s officers or employees.

(b)           Without limiting the foregoing and other than as set forth in clause (a) above, the Company shall use its best efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the date of the Exeter Meeting. In addition:

(i)	any Pre-Acquisition Reorganization shall not unreasonably interfere with the Company’s material operations prior to the Effective Time and shall not become effective until the Purchaser confirms in writing all other conditions precedent to the Effective Time in its favour have been satisfied or waived;

(ii)	any Pre-Acquisition Reorganization shall not require the Company to contravene any applicable Laws, its organizational documents or any Material Contract; and

(iii)	the Company shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Exeter Securityholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

(c)           The Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, the Company shall not be liable for the failure of the Purchaser to benefit from any anticipated Tax efficiency as a result of a Pre-Acquisition Reorganization.

(d)           The Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization) and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). If the Arrangement is not completed, the Purchaser shall reimburse the Company forthwith for all fees and expenses (including any reasonable professional fees and expenses and taxes) incurred by the Company in considering or effecting all or any part of the Pre-Acquisition Reorganization and shall be responsible for any fees, expenses and costs (including reasonable professional fees and expenses and taxes) of the Company in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the Effective Date.

Article 5

ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals

(a)           Except as expressly contemplated by this Agreement or to the extent that the Purchaser, in its sole and absolute discretion, has otherwise consented to in writing, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company shall not and shall cause its Representatives to not, directly or indirectly through any other person:

(i)	make, initiate, solicit or knowingly encourage (including by way of furnishing or affording access to information or any site visit), or take any other action that facilitates, directly or indirectly, any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal; or

(ii)	participate in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal, it being acknowledged and agreed that, provided the Company is then in compliance with its obligations under this Section 5.1, the Company may (a) advise a Person who has submitted a written Acquisition Proposal of the restrictions in this Agreement, and (b) advise a Person who has submitted a written Acquisition Proposal that their Acquisition Proposal does not constitute a Superior Proposal; or

(iii)	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of three Business Days after such Acquisition Proposal has been publicly announced shall be deemed not to constitute a violation of this Section 5.1(a)(iii)); or

(iv)	make or propose publicly to make a Change of Recommendation; or

(v)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.1(c));; or

(vi)	make any public announcement (except as required by applicable Law or the rules or policies of the TSX or NYSE MKT after prior notice to the Purchaser) or take any other action inconsistent with the approval or recommendation of the Exeter Board of the transactions contemplated hereby.

(b)           The Company and its Representatives will and will cause its subsidiaries and their Representatives to immediately cease any solicitation, knowing encouragement, discussion or negotiation with any person (other than the Purchaser and its subsidiaries) conducted heretofore by the Company or any of its Representatives or its subsidiaries and their Representatives with respect to any Acquisition Proposal and, in connection therewith, the Company will discontinue access to any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by Company advisers and the Purchaser and its Representatives).

(c)           Notwithstanding anything to the contrary contained in Section 5.1(a), in the event that the Company receives a written Acquisition Proposal from any person after the date hereof and prior to the Exeter Meeting that was not solicited by the Company and that did not otherwise result from a breach of this Section 5.1, and subject to the Company’s compliance with Section 5.1(d), the Company and its Representatives may (i) contact such person solely to clarify the terms and conditions of such Acquisition Proposal, (ii) furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, provided that (x) the Company provides a copy of such Acceptable Confidentiality Agreement to the Purchaser promptly upon its execution or prior to providing any such information and (y) the Company contemporaneously provides to the Purchaser any non-public information concerning the Company that is provided to such person which was not previously provided to the Purchaser or its Representatives, and (iii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (ii) or (iii) above, the Exeter Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal and failure to take such action would violate the fiduciary duties of such directors under applicable Law.

(d)           The Company will promptly (and, in any event, within 24 hours) notify the Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by the Company, any inquiry received by the Company that could reasonably be expected to lead to an Acquisition Proposal, or any request received by the Company for non-public information relating to the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person that informs the Company that it is considering making an Acquisition Proposal, including if in writing a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry or request as the Purchaser may reasonably request. The Company will keep the Purchaser promptly and fully informed of the status and details (including all amendments) of any such Acquisition Proposal, inquiry or request.

(e)           Except as expressly permitted by this Section 5.1, neither the Exeter Board, nor any committee thereof shall: (i) make a Change of Recommendation, (ii) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, (iii) permit the Company to accept or enter into, or publicly propose to enter into (or permit any such actions in the case of the Exeter Board or any committee thereof), any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding, other than an Acceptable Confidentiality Agreement (an “Acquisition Agreement”) with respect to any Acquisition Proposal or (iv) permit the Company to accept or enter into any Contract requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that the Company completes the transactions contemplated hereby or any other transaction with the Purchaser or any of its affiliates.

(f)           Notwithstanding Section 5.1(e), in the event the Company receives an Acquisition Proposal that is a Superior Proposal from any person after the date hereof and prior to the Exeter Meeting, then the Exeter Board may, prior to the approval of the Arrangement by the Exeter Shareholders, withdraw, modify, qualify or change in a manner adverse to the Purchaser its approval or recommendation of the Arrangement and/or approve or recommend such Superior Proposal and/or enter into an Acquisition Agreement with respect to such Superior Proposal but only if:

(i)	the Company has given written notice to the Purchaser that it has received such Superior Proposal that complies with Section 5.1(d) hereof and that the Exeter Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Exeter Board intends to withdraw, modify, qualify or change in a manner adverse to the Purchaser its approval or recommendation of the Arrangement (including the recommendation that the Exeter Shareholders vote in favour of the Arrangement Resolution), and/or enter into an Acquisition Agreement with respect to such Superior Proposal in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements) to be executed with the person making such Superior Proposal and, if applicable, a written notice from the Exeter Board regarding the value or range of values in financial terms that the Exeter Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(ii)	a period of five full Business Days (such period being the “Superior Proposal Notice Period”) shall have elapsed from the date the Purchaser received the notice from the Company referred to in Section 5.1(f)(i) and, if applicable, the notice from the Exeter Board with respect to any non-cash consideration as contemplated in Section 5.1(f)(i), together with the summary of material terms and copies of agreements referred to therein. During the Superior Proposal Notice Period, the Purchaser shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement;

(iii)	the Company did not breach any provision of this Section 5.1 in connection with the preparation or making of such Acquisition Proposal and the Company has complied with the other terms of this Section 5.1(f);

(iv)	if the Purchaser has proposed to amend the terms of the Arrangement in accordance with Section 5.1(f)(ii), the Exeter Board shall have determined in accordance with Section 5.1(g) that such Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by the Purchaser;

(v)	the Company concurrently terminates this Agreement pursuant to Section 6.1(d)(i); and

(vi)	the Company has previously paid, or concurrently with such termination pays, to the Purchaser the Termination Fee.

(g)           The Exeter Board will review in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. The Company agrees that, subject to the Company’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Company’s Representatives, without the Purchaser’s prior written consent. If the Exeter Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, the Company will forthwith so advise the Purchaser and will promptly thereafter accept the offer by the Purchaser to amend the terms of this Agreement and the Arrangement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Exeter Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Purchaser’s offer to amend this Agreement and the Arrangement, if any, the Company may, subject to compliance with the other provisions hereof, terminate this Agreement in accordance with Section 6.1(d)(i) to enter into an Acquisition Agreement in respect of such Superior Proposal.

(h)          Each successive modification of any Superior Proposal shall constitute a new Superior Proposal for the purposes of Section 5.1(f) and shall require a new five full Business Day Superior Proposal Notice Period from the date described in Section 5.1(f)(ii) with respect to such new Superior Proposal. If the Exeter Meeting is scheduled to occur during a Superior Proposal Notice Period, the Company may, and upon the request of the Purchaser, the Company shall adjourn or postpone the Exeter Meeting to (i) a date specified by the Purchaser that is not earlier than eight Business Days after the date on which the Exeter Meeting was originally scheduled to be held, or (ii) if the Purchaser does not specify such date, to the eighth Business Day after the date on which the Exeter Meeting was originally scheduled to be held.

(i)           The Exeter Board shall reaffirm its recommendation in favour of the Arrangement by news release promptly after (A) the Exeter Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (B) the Exeter Board makes the determination referred to in Section 5.1(g) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal. The Purchaser shall be given a reasonable opportunity to review and comment on the form and content of any such news release. Such news release shall state that the Exeter Board has determined that such Acquisition Proposal is not a Superior Proposal.

(j)            The Company will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from (x) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 5.1 or (y) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 5.1.

(k)           Unless this Agreement is terminated, the Company agrees (i) not to release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Company entered into prior to the date hereof, (ii) to promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enter into after the date hereof (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by the Company, pursuant to the express terms of any such agreement, shall not be a violation of this subsection 5.1(k)).

(l)           Notwithstanding any of the provisions of this Section 5.1, the Exeter Board shall have the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid or tender or exchange offer made for the Exeter Shares that it determines is not a Superior Proposal.

(m)           The Company shall ensure that its Representatives are aware of the provisions of this Section 5.1, and the Company shall be responsible for any breach of this Section 5.1 by any of its Representatives.

5.2	Expenses and Termination Fee

(a)	“Termination Fee Event” means any of the following events:

(i)	an Acquisition Proposal shall have been made public or proposed publicly to the Company or the Exeter Shareholders after the date hereof and prior to the date the Exeter Shareholders approve the Arrangement, and:

(A)	either the Company or the Purchaser shall have exercised its respective termination right under Section 6.1(b)(ii), and

(B)	the Company shall have (x) completed any Acquisition Proposal within nine months after this Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Exeter Board shall have recommended any Acquisition Proposal, in each case, within nine months after this Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such nine-month period), provided, however, that for the purposes of this paragraph 5.2(a)(i) all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”; or

(ii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i); or

(iii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(ii); or

(iv)	this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(i).

(b)           If a Termination Fee Event occurs, the Company shall pay to the Purchaser a termination fee of $8,650,000 (the “Termination Fee”) by wire transfer in immediately available funds to an account specified by the Purchaser. The Company shall pay the Termination Fee to the Purchaser on or prior to completion of the applicable Acquisition Proposal (in the case of a Termination Fee Event referred to in Section 5.2(a)(a)(i)), within two Business Days following termination of this Agreement (in the case of a Termination Fee Event referred to in Section 5.2(a)(a)(ii) or 5.2(a)(a)(iii)), or prior to or concurrent with termination of this Agreement (in the case of a Termination Fee Event referred to in Section 5.2(a)(iv)). If the Company does not have sufficient financial resources to pay the Termination Fee, then it shall be a condition of (i) any Superior Proposal referred to in Section 6.1(d)(i), and (ii) any share or asset acquisition referred to in Section 5.2(a)(i)(B) where the Company has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the person making such Superior Proposal or acquisition, as applicable, shall advance or otherwise provide to the Company the cash required for the Company to pay the Termination Fee, which amount shall be so advanced or provided prior to the date on which the Company is required to pay the Termination Fee.

(c)           In the event that either Party terminates this Agreement pursuant to Section 6.1(b)(ii) of this Agreement then the Company shall reimburse the Purchaser in respect of the expenses it has actually incurred in respect of the Arrangement and this Agreement up to a maximum amount of $1,000,000 (the “Termination Expense Reimbursement”). Such Termination Expense Reimbursement shall be made within three Business Days of a request for reimbursement. Each of the Parties hereby acknowledges that in the event the Termination Fee is paid by the Company in accordance with Section 5.2(a) and (b), this Section 5.2(c) shall not apply and no Termination Expense Reimbursement shall be payable by the Company and, for greater certainty, if a Termination Expense Reimbursement is paid and subsequently a Termination Fee becomes payable, then the amount of such Termination Fee shall be reduced by the amount of the Termination Expense Reimbursement.

(d)           Except as otherwise specified herein, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder.

(e)           Each Party acknowledges that all of the payment amounts set out in this Section 5.2 are payments in consideration for the disposition of the Purchaser’s rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of an amount pursuant to this Section 5.2 in the manner provided herein is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.2, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement and nothing contained in this Section 5.2 shall preclude the Company from seeking injunctive relief in accordance with Section 8.13 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

Article 6

TERMINATION

6.1	Termination

(a)           Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b)           Termination by either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time:

(i)	if the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	if the Exeter Meeting is held and the Arrangement Resolution is not approved by the Exeter Shareholders in accordance with applicable Laws and the Interim Order; or

(iii)	if any Law makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable.

(c)           Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time if:

(i)	either (A) the Exeter Board fails to publicly make a recommendation that the Exeter Shareholders vote in favour of the Arrangement Resolution as contemplated in Section 2.2(d), Section 2.5(c) and Section 5.1(i) or the Company or the Exeter Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser, or publicly proposes to withdraw, modify, qualify or change in a manner adverse to the Purchaser, its approval or recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position by the Company and/or the Exeter Board with respect to an Acquisition Proposal for a period exceeding three Business Days after an Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change), (B) the Purchaser requests that the Exeter Board reaffirm its recommendation that the Exeter Shareholders vote in favour of the Arrangement Resolution and the Exeter Board shall not have done so by the earlier of (x) the end of the third Business Day following receipt of such request and (y) the Exeter Meeting (each of the foregoing a “Change of Recommendation”), (C) the Company and/or the Exeter Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal, (D) the Company enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.1(c)) or (E) the Company or the Exeter Board publicly proposes or announces its intention to do any of the foregoing;

(ii)	the Company breaches Section 5.1 in a material respect;

(iii)	subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied, provided, however, that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(iv)	a Material Adverse Effect with respect to the Company has occurred.

(d)          Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time:

(i)	if the Exeter Board approves, and authorizes the Company to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Exeter Meeting, in accordance with the terms of Section 5.1 and has paid or concurrently pays the Termination Fee; or

(ii)	subject to compliance with Section 6.3, if the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied.

6.2	Void upon Termination

If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that the provisions of this Section 6.2, Section 4.2, Section 4.9(a) (solely with respect to the Purchaser’s obligation to reimburse all fees and expenses incurred in connection with a Pre-Acquisition Reorganization), Section 5.2 and Article 8 (other than Section 8.5 and Section 8.8) shall survive any termination hereof pursuant to Section 6.1, provided, however, that neither the termination of this Agreement nor anything contained in Section 5.2 or this Section 6.2 will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3	Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 hereof or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 10 Business Days from such notice. If such notice has been given prior to the date of the Exeter Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

Article 7

CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the Purchaser and the Company at any time:

(a)	the Arrangement Resolution will have been approved by the Exeter Shareholders at the Exeter Meeting in accordance with the Interim Order and applicable Laws;

(b)	each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)	the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX, the NYSE and the NYSE MKT will have been obtained;

(d)	no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement; and

(e)	the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable securities laws of any state of the United States, provided, however, that the Company shall be not entitled to the benefit of the conditions in this subsection 7.1(e), and shall be deemed to have waived such condition in the event that the Company fails to advise the Court prior to hearing in respect of the Interim Order that the Purchaser intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.10 and the Final Order shall reflect such reliance.

7.2	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Time, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)	the Purchaser shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Purchaser in Section 3.2 shall be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties which individually or in the aggregate which have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser;

(c)	the Purchaser shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration Shares;

(d)	the Company shall have received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions set out in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied, which certificate will cease to have any force and effect after the Effective Time; and

(e)	the Purchaser shall have delivered evidence satisfactory to the Company, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, subject only to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be.

7.3	Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Time, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a)	the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Company in Section 3.1 shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties (other than those contained in Sections 3.1(g) (Capitalization), 3.1(q) (Litigation) and 3.1(t) (Interest in Properties)) which individually or in the aggregate have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, it being understood that it is a separate condition precedent to the obligations of the Purchaser hereunder that the representations and warranties made by the Company in Sections 3.1(g) (Capitalization), 3.1(q) (Litigation) and 3.1(t) (Interest in Properties) must be accurate in all respects when made and as of the Effective Date;

(c)	the Purchaser shall have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Section 7.3(a), Section 7.3(b), Section 7.3(d) and Section 7.3(e) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(d)	Exeter Shareholders shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Exeter Shareholders representing not more than 5% of the Exeter Shares then outstanding);

(e)	there has not occurred, prior to the date hereof, a Material Adverse Effect;

(f)	there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)	prohibition or restriction on the acquisition by the Purchaser of any Exeter Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of their respective businesses; and

(iii)	imposition of limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Exeter Shares, including the right to vote such Exeter Shares.

Article 8

GENERAL

8.1	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a)	if to the Purchaser as follows:

Goldcorp Inc.

Suite 3400 – 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Attention:        Charlene Ripley, Executive Vice President, General Counsel

Facsimile No.: 604-696-3090

E-mail:             charlene.ripley@goldcorp.com

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP

Attention:         Paul Stein

Facsimile No.:  416-350-6949

E-mail:              pstein@casselsbrock.com

(b)	if to the Company:

Exeter Resource Corporation

Suite 1660 - 999 West Hastings Street

Vancouver, British Columbia

V6C 2W2

Attention:         Wendell Zerb, President and Chief Executive Officer

Facsimile No.:  604-688-9592

E-mail:              wendell.zerb@exeterresource.com

with a copy (which will not constitute notice) to:

Gowling WLG (Canada) LLP

Attention:        Cyndi Laval

Facsimile No.: 604-683-3558

E-mail:              cyndi.laval@gowlingwlg.com

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

8.2	Assignment

The Company agrees that the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of the Purchaser, provided that the Purchaser shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.3	Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.4	Time of Essence

Time is of the essence of this Agreement.

8.5	Public Announcements

No Party shall issue any press release or otherwise make written public statements with respect to the Arrangement or this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the Purchaser, and the Purchaser shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the Company, provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making the disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing, and provided further, however, that, except as otherwise required by Section 5.1, the Company shall have no obligation to obtain the consent of or consult with the Purchaser prior to any press release, public statement, disclosure or filing by the Company with regard to an Acquisition Proposal or a Change of Recommendation.

8.6	Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.7	Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, at law or in equity between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

8.8	Amendment

(a)           This Agreement may, at any time and from time to time before or after the holding of the Exeter Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Exeter Shareholders, and any such amendment may, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(iii)	waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Exeter Shareholders under the Arrangement without their approval at the Exeter Meeting or, following the Exeter Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(b)           Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

8.9	Waiver and Modifications

Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.10	Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangement.

8.11	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.12	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.13	Injunctive Relief

Subject to Section 5.2(e), the Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

8.14	No Personal Liability

(a)           No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b)           No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

8.15	Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument

Remainder of page left intentionally blank.

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GOLDCORP INC.

By:
Name: Jason Attew
Title: Senior Vice President Corporate Development and Strategy

EXETER RESOURCE CORPORATION

By:
Name: Wendell Zerb
Title: President and Chief Executive Officer

Schedule A

Form of Plan of Arrangement

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Arrangement” means the arrangement under the provisions of Section 288 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.8 of the Arrangement Agreement or Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

(b)	“Arrangement Agreement” means the agreement made as of March 28, 2017 between the Company and the Purchaser (including the Schedules attached thereto), as the same may be amended, supplemented or restated or otherwise modified from time to time in accordance with the terms thereof;

(c)	“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Exeter Shareholders at the Exeter Meeting to approve the Arrangement, to be substantially in the form and content attached as Schedule B to the Arrangement Agreement;

(d)	“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time;

(e)	“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

(f)	“Company” means Exeter Resource Corporation, a corporation incorporated under the laws of the Province of British Columbia;

(g)	“Court” means the Supreme Court of British Columbia;

(h)	“CRA” means the Canada Revenue Agency;

(i)	“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Exeter Shares for the Share Consideration in connection with the Arrangement;

(j)	“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

(k)	“Dissenting Shares” means the Exeter Shares held by Dissenting Exeter Shareholders in respect of which such Dissenting Exeter Shareholders have given Notice of Dissent;

(l)	“Dissenting Exeter Shareholder” means a registered holder of Exeter Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(m)	“Effective Date” means the date that is two Business Days after the last of the conditions to completion of the Arrangement as set forth in Article 7 to the Arrangement Agreement have been satisfied or waived (other than those conditions which cannot, by their terms, be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions as of the Effective Date) or such earlier or later date as is agreed to in writing by the Company and the Purchaser;

(n)	“Effective Time” means the beginning of the day (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing;

(o)	“Exeter Meeting” means the special meeting of the Exeter Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(p)	“Exeter Option” means an option to acquire a Exeter Share granted pursuant to the Stock Option Plan which is outstanding and unexercised, whether or not vested;

(q)	“Exeter Optionholder” means a holder of one or more Exeter Options;

(r)	“Exeter Shareholder” means a holder of one or more Exeter Shares;

(s)	“Exeter Shares” means the common shares without par value in the capital of the Company;

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(t)	“Exeter Share Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Exeter Shareholders providing for the delivery of Exeter Shares to the Depositary;

(u)	“Fair Market Value” means the volume weighted average trading price of the Exeter Shares on the TSX for the five trading day period immediately prior to the Effective Date;

(v)	“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, and setting forth any necessary language for reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(w)	“Former Exeter Shareholders” means the holders of Exeter Shares immediately prior to the Effective Time;

(x)	“Governmental Authority” means any foreign or domestic multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, bureau, commission, board or authority of any government, governmental body, governmental or public department, central bank, foreign investment authority, quasi-governmental or private body (including the TSX, NYSE MKT, Frankfurt Exchange or any other stock exchange) exercising any statutory, regulatory, expropriation, environmental or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

(y)	“holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

(z)	“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the Fair Market Value of the securities subject to the option exceeds the aggregate exercise price of the option;

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(aa)	“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court as contemplated by Section 2.2(b) of the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Exeter Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

(bb)	“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind and adverse claim;

(cc)	“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Exeter Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(dd)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented hereto from time to time in accordance with the terms hereof or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

(ee)	“Purchaser” means Goldcorp Inc.;

(ff)	“Purchaser Shares” means common shares in the capital of the Purchaser;

(gg)	“Registrar” means the person appointed as the Registrar of Companies under section 400 of the BCBCA;

(hh)	“Share Consideration” means, in respect of each Exeter Share, 0.12 of a Purchaser Share;

(ii)	“Stock Option Plan” means the Incentive Stock Option Plan of the Company most recently approved by Exeter Shareholders on June 7, 2016;

(jj)	“Tax Act” means the Income Tax Act (Canada) including all regulations thereunder;

(kk)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated by the U.S. Securities and Exchange Commission thereunder; and

(ll)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

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Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Article 2

EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and in accordance with the provisions of, and forms a part of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon the Purchaser, the Company, the Exeter Shareholders and the Exeter Optionholders.

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Article 3

ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by the Company, the Purchaser or any other person except as otherwise expressly provided herein:

(a)	each Exeter Share issued and outstanding held by a Dissenting Exeter Shareholder shall be and shall deemed to be transferred by the holder thereof, free and clear of all Liens, to the Company for cancellation and the Company (with Company funds not directly or indirectly provided by the Purchaser or any affiliate of the Purchaser) shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and such Dissenting Shareholder shall cease to have any rights as a Exeter Shareholder other than the right to be paid the amount for such Dissenting Shareholder’s Exeter Shares determined in accordance with Article 4 and the name of such holder shall be removed from the central securities register of the Company as a holder of Exeter Shares;

(b)	each Exeter Share issued and outstanding held by a Former Exeter Shareholder (other than a Dissenting Exeter Shareholder, the Purchaser or any subsidiary of the Purchaser) shall be and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to the Purchaser and the Purchaser shall issue to such Former Exeter Shareholder, the Share Consideration for each one Exeter Share, subject to Section 3.3, as the sole consideration therefore, and the Former Exeter Shareholder shall cease to be the holder of the Exeter Shares and the Purchaser will be the holder of such Exeter Shares and the central securities register of the Company will be revised accordingly;

(c)	in accordance with the terms of the Stock Option Plan, each holder of a Exeter Option outstanding immediately prior to the Effective Time shall receive (and such holder shall accept), upon the exercise of such holder’s Exeter Options, in lieu of each Exeter Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, 0.12 of a Purchaser Share; and (B) such Exeter Option shall continue to be governed by and be subject to the terms of the Stock Option Plan and any applicable agreement thereunder. If the adjustment to the Exeter Options contemplated by this paragraph results in a disposition of Exeter Options for options to acquire Purchaser Shares or “new” Exeter Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Therefore, in the event that the In-The-Money Amount in respect of a Exeter Option immediately after the Effective Time exceeds the In-The-Money Amount in respect of the Exeter Option immediately before the Effective Time, the exercise price of a Exeter Option will be increased such that the In-The-Money Amount of the Exeter Option immediately after the Effective Time does not exceed the In-The-Money Amount of the Exeter Option immediately before the Effective Time; and

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(d)	the exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2	Post Effective Time Procedures

(a)           Following the receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary the certificates representing the Purchaser Shares required to be issued to Former Exeter Shareholders, in accordance with the provisions of Section 3.1(b) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Exeter Shareholders for distribution to such Former Exeter Shareholders in accordance with the provisions of Article 5 hereof.

(b)           Subject to the provisions of Article 5 hereof, and upon return of a properly completed Exeter Share Letter of Transmittal by a registered Former Exeter Shareholder together with certificates representing Exeter Shares and such other documents as the Depositary may require, Former Exeter Shareholders shall be entitled to receive delivery of the certificates representing the Purchaser Shares to which they are entitled pursuant to Section 3.1(b) hereof.

3.3	No Fractional Purchaser Shares

In no event shall any holder of Exeter Shares be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Exeter Shareholder as consideration under or as a result of this Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Exeter Shareholder shall be rounded down to the nearest whole Purchaser Share and no former Exeter Shareholder will be entitled to any compensation in respect of a fractional Purchaser Share.

3.4	U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, Purchaser and Exeter agree that the Plan of Arrangement will be carried out with the intention that all Consideration Shares issued and exchanged on completion of the Plan of Arrangement to the Exeter Shareholders will be issued by Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act, as amended, as provided by Section 3(a)(10) thereof and applicable securities laws of any state of the United States, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

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Article 4

DISSENT RIGHTS

4.1	Rights of Dissent

Pursuant to the Interim Order, each registered Exeter Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 238 of the BCBCA and in the manner set forth in Sections 242 to 247 of the BCBCA, all as modified by this Article 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to and received by the Company not later than 5:00 p.m. on the Business Day that is two Business Days before the Exeter Meeting. Exeter Shareholders who duly exercise such rights of dissent and who:

(a)           are ultimately determined to be entitled to be paid fair value from the Company (with Company funds not directly or indirectly provided by the Purchaser or any affiliate of the Purchaser), for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, will be deemed to have irrevocably transferred such Dissenting Shares to the Company for cancellation pursuant to Section 3.1(a) in consideration of such fair value; or

(b)           are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Exeter Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(a), and be entitled to receive only the consideration set forth in Section 3.1(a);

but in no case will the Company or the Purchaser or any other person be required to recognize such holders as holders of Exeter Shares after the completion of the steps set forth in Section 3.1(a), and each Dissenting Exeter Shareholder will cease to be entitled to the rights of a Exeter Shareholder in respect of the Exeter Shares in relation to which such Dissenting Exeter Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Exeter Shares as and from the completion of the steps in Section 3.1(a).

In addition to any other restrictions set forth in the BCBCA, Exeter Shareholders who vote in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

Article 5

CERTIFICATES AND PAYMENTS

5.1	Payment of Share Consideration

(a)           As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Exeter Shares that were transferred under Section 3.1, together with a duly completed Exeter Share Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the BCBCA, the Securities Transfer Act (British Columbia) and the articles of the Company after giving effect to Section 3.1 the former holder of such Exeter Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a certificate representing the Purchaser Shares that such holder is entitled to receive in accordance with Section 3.1(b) hereof, less any amounts withheld pursuant to Section 5.6.

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(b)           Subject to Section 5.3, each certificate which immediately prior to the Effective Time represented Exeter Shares will be deemed after the Effective Time to represent only the right to receive from the Depositary upon such surrender a certificate representing the Purchaser Shares that the holder of such certificate is entitled to receive or to be paid the fair value for the Exeter Shares in accordance with Article 4, in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.4.

(c)           The Company and the Purchaser will cause the Depositary, as soon as a Former Exeter Shareholder becomes entitled to the Share Consideration in accordance with Section 3.1, to:

(i)	forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Exeter Share Letter of Transmittal;

(ii)	if requested by such former holder in the Exeter Share Letter of Transmittal make available at the offices of the Depositary specified in the Exeter Share Letter of Transmittal; or

(iii)	if the Exeter Share Letter of Transmittal neither specifies an address as described in Section 5.3(c)(i) nor contains a request as described in Section 5.3(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of the Company immediately prior to the Effective Time;

a certificate representing the Share Consideration to such Former Exeter Shareholder in accordance with the provisions hereof.

(d)           No holder of Exeter Shares or Exeter Options shall be entitled to receive any consideration or entitlement with respect to such Exeter Shares or Exeter Options, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

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5.2	Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Exeter Shares that were acquired by the Purchaser or the Company pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Exeter Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the Purchaser Shares to which the former holder of such Exeter Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Exeter Share Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Exeter Shares will, as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to the Company, the Purchaser and the Depositary in such sum as the Purchaser may direct or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Company and the Purchaser against any claim that may be made against the Company or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights

If any Former Exeter Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such Former Exeter Shareholder to receive the Share Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Share Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Exeter Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Share Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

5.4	Withholding Rights

The Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Exeter Shareholder under this Plan of Arrangement (including any payment to Dissenting Exeter Shareholders) such amounts as the Company, the Purchaser or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Purchaser Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

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5.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Exeter Shares and Exeter Options issued prior to the Effective Time, (b) the rights and obligations of the Exeter Shareholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Exeter Shares and Exeter Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)           The Company reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Purchaser, (iii) filed with the Court and, if made following the Exeter Meeting, approved by the Court and (iv) communicated to or approved by the Exeter Shareholders if and as required by the Court.

(b)           Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Exeter Meeting (provided that the Purchaser has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Exeter Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)           Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Exeter Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and the Purchaser and (ii) if required by the Court or applicable law, is consented to by Exeter Shareholders voting in the manner directed by the Court.

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(d)           Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Exeter Shareholder.

Article 7

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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SCHEDULE b

Arrangement Resolution

RESOLUTION OF THE SHAREHOLDERS

OF EXETER RESOURCE CORPORATION (the “Company”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.           The arrangement (as it may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) involving the Company and its shareholders, all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix A to the Management Information Circular of the Company dated •, 2017 (the “Information Circular”), is hereby authorized, approved and agreed to.

B.           The Arrangement Agreement dated as of March 28, 2017 among the Company and Goldcorp Inc., as it may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

C.           Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

D.           Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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